

# *Mountain Province*
# DIAMONDS









# 2011 *Annual Report*

Mining for Good



# Mountain Province

## CORPORATE PROFILE

**Mountain Province Diamonds Inc.** is a diamond mining company headquartered in Toronto, Ontario. Through a joint venture with De Beers (51%), Mountain Province controls 49% of the world's largest and richest new diamond mine development at Kennady Lake in the heart of Canada's diamond fields in the Northwest Territories.

The Kennady Lake project hosts four known kimberlite pipes, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats. The project is currently being permitted and construction of the first diamond mine is expected to start in 2013. Production is expected to commence in 2015, subject to successful permitting and construction. The planned mine will produce an average of 4.5 million carats annually for more than 11 years.

Mountain Province also controls 100% of the highly prospective Kennady North diamond project located immediately to the north and west of the Kennady Lake project. Kennady North hosts three known diamondiferous kimberlites and is the focus of continuing exploration. The Kennady North Project is being spun out into a newly listed public company, Kennady Diamonds Inc., which will start trading in May, 2012.

*"The project is currently being permitted and construction… is expected to start in 2013"*



Ekati
Lac De Gras
Diavik
Clinton-Coldon Lake
MacKay Lake
City or Town
Kimberlite / Diamond Deposit
Snap Lake
Kennady Lake
Artillery Lake
Wha Ti
Winter Road
Rae
YELLOWKNIFE
Fort Reliance
Lutselk'e
Great Slave Lake
N
0
100
200
kilometres
Hay River




Above: Kennady Lake project map

Left: Kennady Lake mine site

Mountain Province Diamonds

# MESSAGE TO SHAREHOLDERS



On June 14, 2011, Mountain Province and joint venture partner De Beers Canada approved a decision to develop the first diamond mine at Kennady Lake (Gahcho Kué). This milestone was reached following the completion of an independent definitive feasibility study confirming an economically viable, technically credible and environmentally sound plan for the mine development.

Even compared to producing diamond mines, Kennady Lake stands out with the second highest rock value (dollar value per tonne of ore) based on independent April 2011 actual diamond prices - surpassed only by the exceptionally rich Diavik mine located approximately 100 kms to the north of Kennady Lake. The Kennady Lake diamond project is truly exceptional! Adding to the size and quality of the Kennady Lake project is the fact that it's located in the heart of Canada diamond fields in the Northwest Territories - the lowest risk and most stable diamond producing region in the world.



Since the filing of the 11,000-page environmental impact assessment more than a year ago, progress with the environmental review, which is being facilitated by the Mackenzie Valley Environmental Impact Review Board, has been brisk. Canadian and territorial government representatives, as well as First Nations groups, are fully engaged with the project operator, De Beers Canada, to ensure an efficient permitting process. We expect the environmental review to be completed by year-end.

This encouraging progress has occurred against the backdrop of continuing strong growth in rough diamond prices. On top of the approximate 30 percent price increase seen in 2010, rough diamond prices increased by a further 15 percent in 2011. These strong double-digit price increases took place during a time of economic uncertainty in both the United States and Europe, which confirms that prices are being driven principally by constrained rough diamond supply and demand growth in exciting new Asian markets. Many of the world's largest diamond mines are also approaching the end of their economic lives, or need to undertake underground developments to sustain diminishing supply. This highlights the importance of the new Kennady Lake diamond mine as the world's largest and richest new diamond mine.



In order to increase the focus on our highly prospective Kennady North diamond project, the board has decided to spin this project out of Mountain Province into a newly listed company, Kennady Diamonds Inc. ("KDI"). KDI will start trading in May 2012. This unlocks important value for Mountain Province shareholders, who will have the opportunity to directly participate in one of Canada's most exciting new diamond exploration projects.

My thanks go to our shareholders, directors, employees and business partners for their invaluable support during 2011.

*[signature]*

**Patrick Evans**
President and CEO

May 2012



*"The Kennady Lake Project is truly exceptional."*



# Investing in Kennady Lake

**Kennady Lake** is located in the Northwest Territories - the heart of Canada's diamond mining industry. Kennady Lake is a cluster of seven known kimberlites, four of which are located within the joint venture with De Beers Canada. Three of the kimberlites - 5034, Hearne and Tuzo - have probable mineral reserves.

## KENNADY LAKE INDEPENDENT RESERVE STATEMENT

(JDS Mining, October 2010)

| Pipe | Category | Tonnes (Millions) | Carats (Millions) | Grade (cpht)[1] |
|------|----------|------------------:|------------------:|----------------:|
| 5034 | Probable | 13.2 | 23.3 | 177 |
| Hearne | Probable | 5.4 | 11.5 | 210 |
| Tuzo | Probable | 12.6 | 14.2 | 113 |
| **Total** | **Probable** | **31.3** | **49.0** | **157** |

## KENNADY LAKE INDEPENDENT DIAMOND VALUATION

(WWW International Diamond Consultants, April 2011)

| Pipe | Zone | Total Carats | $/Carat | Total Dollars |
|------|------|-------------:|--------:|--------------:|
| 5034 | Central/East Lobe | 1,957.54 | $210 | $411,683 |
|      | West Lobe | 1,132.14 | 108 | 122,676 |
| Hearne | | 2,905.76 | 93 | 269,689 |
| Tuzo | | 2,321.85 | 315 | 730,975 |
| Total | | 8,317.29 | $185 | $1,535,024 |

## KENNADY LAKE INDEPENDENT FEASIBILITY STUDY

(JDS Energy and Mining, October 2010)

| | |
|---|---:|
| Project IRR excluding sunk costs | 33.9% |
| Initial project capital | C$549.5M |
| Working capital | C$49.4M |
| Sustaining capital including mine closure | C$36.1M |
| Operating costs | C$48.68 per tonne |
| Project mine life | 11 years |
| Average annual production | 3 million tonnes |
| Total diamond production | 49 million carats |
| Average annual diamond production | 4.45 million carats |
| Diamond price | US$102.48 per carat* |

*The base case model uses an average realized diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW International Diamond Consultants (based on their respective April 2010 price books) inclusive of a real 1% escalation over LOM less an assumed 4% marketing fee.



# INVESTING IN DIAMONDS

### Scarcity of New Mines

Mountain Province discovered Kennady Lake in 1994. Since then, no other major diamond discovery has been made in the world. Current global supply is approximately 135 million carats, and the market is now in a supply deficit, with global demand outstripping current mine supply. If all the discoveries of the past 20 years were to be brought into production (and fewer than half are likely to be), that would add only about 10% to current global supply. Not only is that insufficient to replace diminishing supply from existing mines, but it is insufficient to meet the current strong, double-digit demand growth. The result will inevitably be much higher rough diamond prices, which bodes exceptionally well for Mountain Province shareholders.

### Diamond Supply Deficit

According to the global mining giant Rio Tinto, 2011 was the year of "peak" diamond supply. Most of the world's existing diamond mines (approximately 25) are mature and either need to undertake expensive underground expansions (such as De Beers' Venetia mine in South Africa), or are approaching the end of their lives (such as Ekati, Diavik and Victor). At best, global mine supply will remain flat for the next decade as new mine supply will only offset declining mine output.

The process of bringing a new diamond discovery into production takes approximately 10 years. Even in the event of a major new discovery this year, which seems highly unlikely given the global curtailing in exploration expenditures, there will be no meaningful new supply to meet the global demand. Additionally, unlike in the 1990's, there is no global stockpile of diamonds which could be tapped into to manage the current strong demand. By 2015, when Kennady Lake's first mine is expected to start production, the supply deficit will be acute.

### Powerful New Markets

While the United States accounts for 42% of global diamond sales, the largest demand increases are coming from China, India and the Middle East. In 2010, for the first time ever, China surpassed the United States in the importation of polished diamonds, reflecting the depth and strength of the Chinese market. China currently accounts for 15% of global demand, India 12% and the Middle East 11%. As the chart to the right indicates, demand from China alone is expected to continue growing rapidly.

### Canada: The New Diamond Frontier

With the commissioning of the Victor and Snap Lake mines in 2008, Canada now has four producing primary kimberlite mines. Kennady Lake will be the fifth, securing Canada's position as a global leader in diamond production - larger than South Africa, and rivaling Russia and Botswana.

Canada's diamonds have secured a worldwide reputation for their exceptional gem quality. They are also in high demand because they are produced under stringent social and environmental regulations.

## Growing Supply Demand Gap



Source: Anglo American, 2012

## China's Global Demand



Source: Anglo American, 2012



# Corporate Highlights

*"An independent feasibility study was completed detailing an economically viable, technically credible and environmentally sound development plan for Kennady Lake…"*

### KENNADY LAKE JOINT VENTURE

- Mountain Province 49%, De Beers 51%
- Each partner markets their own share of diamond production
- JV management committee has two representatives from each company
- Plans and budgets require joint consent, i.e. no majority vote
- Each partner contributes a proportionate share of development costs
- JV has appointed De Beers Canada as the project operator
- Strong performance obligations on the operator

### KENNADY DIAMONDS INC: KENNADY NORTH PROJECT

- 100% Mountain Province
- 13 claims and leases immediately to the north and west of the JV property
- Three known diamond-bearing kimberlites - Kelvin, Faraday and Hobbes
- Airborne gravity survey completed in 2011
- 106 geophysical targets identified; 39 high priority
- Aggressive exploration program to commence in mid-2012
- Potential for additional kimberlite discoveries is very good









# Mountain Province
# DIAMONDS

Management's
Discussion and Analysis

Financial Statements







# 2011 *Annual Report*

Mining for Good

**MOUNTAIN PROVINCE DIAMONDS INC.**
**MANAGEMENT'S DISCUSSION AND ANALYSIS**



**FOR THE YEAR ENDED DECEMBER 31, 2011**

The following management's discussion and analysis ("MD&A") of the operating results and financial position of Mountain Province Diamonds Inc. ("the Company" or "Mountain Province" or "MPV") is prepared as at March 26, 2012, and should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2011.

The Company's audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

All amounts are expressed in Canadian dollars unless otherwise stated.

For additional information, reference is made to the Company's press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com, on EDGAR at http://sec.gov/edgar.shtml, and on the Company's website at www.mountainprovince.com.

Except where specifically indicated otherwise, technical information included in this MD&A regarding the Company's mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties ("NI 43-101").

**ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")**

This report and the accompanying audited consolidated financial statements for the year ended December 31, 2011 are prepared under IFRS as issued by the IASB. The Company's audited consolidated financial statements for the year ended December 31, 2011 were the Company's first year-end financial statements under IFRS. Canadian public companies, effective for fiscal years commencing on or after January 1, 2011, were required to transition to IFRS. This change also requires that companies restate their 2010 comparative financial statements to be compliant with IFRS.

**OVERALL PERFORMANCE**

Mountain Province Diamonds Inc. is a Canadian resource company in the process of permitting and developing a diamond deposit (the "Gahcho Kué Project" or the "Project") located in the Northwest Territories ("NWT") of Canada. The Company's primary asset is its 49% interest in the Gahcho Kué Project. The Company entered into a letter of agreement with De Beers Canada Inc. ("De Beers Canada") in 1997, subsequently continued under and pursuant to an agreement concluded in 2002 (the "2002 Agreement"), in which De Beers Canada had agreed to carry all costs incurred by the Project.

Under the 2002 Agreement with De Beers Canada in effect until July 3, 2009, the Company was not responsible for funding the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered into an agreement with De Beers Canada (jointly, the "Participants") under which:

(a)     The Participants' continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company's interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

(b)     Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;

(c)     Each Participant will contribute their proportionate share to the future project development costs;

(d)     Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;

(e)     The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;

(f)     The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company's share of the agreed historic sunk costs on the following schedule:

- $200,000 on execution of the 2009 Agreement (the Company's contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement – paid; expensed and included in the opening deficit at January 1, 2010);

- Up to $5.1 million in respect of De Beers Canada's share of the costs of the feasibility study; ($4,366,362 to December 31, 2011, included in "Interest in Gahcho Kué Joint Venture");

- $10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011);

- $10 million following the issuance of the construction and operating permits;

- $10 million following the commencement of commercial production; and

- The balance of approximately $24.4 million within 18 months following commencement of commercial production.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Interest in Gahcho Kué Joint Venture as "acquired exploration and evaluation".

Mountain Province has agreed that the Company's marketing rights under the 2009 Agreement may be diluted if the Company defaults on the repayments described above, if and when such payments become due.

The 2009 Agreement's provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture. Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in the consolidated financial statements from July 4, 2009.

The underlying value and recoverability of the amounts shown for the Company's investment in the Gahcho Kué joint venture is dependent upon the ability of the Gahcho Kué Project to complete the successful design, permitting, funding, construction of the Gahcho Kué Project and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

**Gahcho Kué Project**

The Gahcho Kué Project is located in the Northwest Territories, about 300 kilometres northeast of Yellowknife. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers Canada. The Project hosts four primary kimberlite bodies – Hearne, Tuzo, Tesla, and 5034. The four main kimberlite bodies are within two kilometres of each other.

**Project Technical Study**

An in-depth technical study of the Hearne, Tuzo, and 5034 kimberlite bodies was undertaken by the Gahcho Kué Project in 2003 with the final results of the study presented to the Company in June 2005. Based on the results of the 2005 study, the Project was advanced to permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

On September 1, 2009, the Company announced that JDS Energy and Mining Inc. ("JDS"), an independent engineering firm, had been appointed by the Gahcho Kué Joint Venture to conduct the feasibility study. The feasibility study results are discussed in the section below titled "Independent Feasibility Study".

**Independent Feasibility Study**

*Technical information included in this MD&A regarding the independent feasibility study and the Gahcho Kué Mineral Reserve Report has been reviewed by Daniel Johnson, P. Eng, a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties ("NI 43-101").*

On October 21, 2010, in a press release titled *"Mountain Province Diamonds Announces Positive Gahcho Kué Independent Feasibility Study"*, Mountain Province announced the results of the independent feasibility study on the Gahcho Kué diamond project dated October 15, 2010. JDS Energy and Mining Inc. ("JDS") led and prepared the feasibility study, which was presented to the Gahcho Kué Joint Venture. The Company filed a detailed summary of the Feasibility Study, dated December 1, 2010, as the NI 43-101 Technical Report on SEDAR on December 3, 2010.

The following are the financial and project highlights from the Feasibility Study:
- Project IRR including sunk costs        20.7%*
- Project IRR excluding sunk costs        33.9%
- Initial project capital                 $549.5M
- Working capital                         $49.4M
- Sustaining capital including mine closure    $36.1M
- Operating costs                         $48.68 per tonne
- Project mine life                       11 years
- Average annual production               3 million tonnes
- Total diamond production                49 million carats
- Average annual diamond production       4.45 million carats
- Revenue                                 US$102.48 per carat**

  *After taxes/royalties and unleveraged
**The base case model uses an average realized diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW International Diamond Consultants (based on their respective April 2010 price books) inclusive of a real 1% escalation over LOM less an assumed 4% marketing fee.

Commenting in the news release, Mountain Province said: "The feasibility study delivers an economically viable, technically credible and environmentally sound development plan for the Gahcho Kué project. Also, the IRR exceeds the minimum 15% required under the Joint Venture agreement to support a decision to develop."

On June 14, 2011, in a joint news release entitled "De Beers Canada and Mountain Province Diamonds Provide Gahcho Kué Project Update", the Joint Venture partners announced that they had approved the Gahcho Kué feasibility study with agreed revisions and clarifications; approved the execution of the necessary development work for the Gahcho Kué Project; and mandated the Gahcho Kué Project Operators, De Beers Canada, to prepare a plan and budget for the development of the Gahcho Kué mine. The news release indicated that the plan and budget, once approved by the Joint Venture partners, will serve as the basis for a final investment decision, which is expected to be made once the partners have clarity on the progress of the environmental review currently underway.

**Gahcho Kué Mineral Reserve Report**

On October 21, 2010, Mountain Province also announced a Mineral Reserve estimate for the Gahcho Kué Project. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué Mineral Reserve estimate is summarized in Table 2 below.

**Table 2**
**Gahcho Kué Mineral Reserve Estimate**

| Pipe | Classification | Tonnes(Mt) | Grade (carats per tonne) | Carats(Mct) |
|---|---|---|---|---|
| 5034 | Probable | 13.2 | 1.77 | 23.3 |
| Hearne | Probable | 5.4 | 2.10 | 11.5 |
| Tuzo | Probable | 12.6 | 1.13 | 14.2 |
| **Total** | **Probable** | **31.3** | **1.57\*** | **49.0** |

\* Fully diluted mining grade

**Independent Diamond Valuation**

On May 5, 2011, in a press release titled *"Mountain Province Diamonds Announces Results of Independent Valuation of Gahcho Kué Diamonds"*, the Company announced the results of an updated independent valuation of the diamonds recovered from the Gahcho Kué Project. The valuation was conducted by WWW International Diamond Consultants Ltd. ("WWW") and took place at the London offices of the Diamond Trading Company in early April 2011. All diamond values presented below are based on the WWW Price Book as at April 11, 2011.

For the valuation, importantly, for the first time, the Gahcho Kué diamonds were grouped into larger parcels, each parcel representing diamonds from the Hearne, Tuzo and the separate lobes of the 5034 kimberlite. In the opinion of WWW, grouping of the diamonds into larger parcels increased the accuracy of the diamond valuation.

Table 3 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Gahcho Kué Project.

**Table 3**
**Actual Price US$/carat**

| Pipe | Zone | Total Carats | $/Carat | Total Dollars |
|---|---|---|---|---|
| 5034 | Centre/East Lobe | 1,957.54 | 210 | 411,683 |
| | West Lobe | 1,132.14 | 108 | 122,676 |
| Hearne | | 2,905.76 | 93 | 269,689 |
| Tuzo | | 2,321.85 | 315 | 730,975 |
| **Total** | | **8,317.29** | **$185** | **$1,535,024** |

*Note: Total Dollars are the result of rounding.*

In their report to Mountain Province, WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I colour which WWW valued at $20,000 per carat giving a total value of $502,600".

WWW added: "The stone with the highest value per carat sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high colour (D/E) which WWW valued at $24,000 per carat giving a total value of $237,600".

Mountain Province noted that the results of this independent diamond valuation reflect the strong performance of rough diamond prices since the previous valuation conducted in April 2010. Based on the analysis of leading diamond producers and analysts, the global diamond industry will experience peak diamond supply during 2011, with burgeoning demand – particularly from the robust Chinese and Indian markets – outstripping mine supply. There is a strong probability that rough diamond prices will continue to experience strong double digit increases as production from aging mines decrease and new mine supply falls short of growing demand. As the world's largest and richest new diamond development project, Gahcho Kué is well-placed to enjoy excellent diamond price support as it prepares for production.

Mountain Province noted further that experience shows that during the mining phase, larger populations of large, high value diamonds are commonly recovered, which has the potential to improve modeled diamond revenues. Besides the high-value 25.13 and 9.9 carat diamonds referred to above, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of coarser diamonds is an important driver of overall diamond value at Gahcho Kué.

Table 4 below presents models of the average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

**Table 4**

| Pipe | High Model | Base Model | Low Model |
|---|---|---|---|
| **5034 Centre** | 169 | **134** | 116 |
| **5034 West** | 172 | **133** | 120 |
| **5034 North/East** | 196 | **144** | 123 |
| **Hearne** | 139 | **110** | 100 |
| **Tuzo** | 136 | **103** | 97 |
| **Average** | **$161** | **$122** | **$109** |

*Note: 1 mm nominal square mesh*
*Diamond values are in US Dollars*

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The "high" and "low" models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$122, which represents a 41 percent increase over the WWW 2010 average modeled price. The WWW models use size distribution models (carats per size class) developed by De Beers.

Mountain Province noted that the 2010 independent definitive feasibility study, under which the revenue assumption was based on the mean average of the April 2010 WWW and De Beers modeled diamond prices, reported a 33.9 percent IRR excluding sunk costs. Further, sensitivity analysis shows that a 10 percent increase in modeled diamond prices results in an approximate 3 percent increase in the project IRR. Accordingly, the 41 percent increase in the modeled price over the past year could result in an approximate 12 percent increase in the project IRR.

**Permitting**

In November 2005, De Beers Canada, as Operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board ("MVEIRB"), which commenced an Environmental Assessment ("EA"). On June 12, 2006, the MVEIRB ordered that an Environment Impact Review ("EIR") of the applications should be conducted. The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué Project in June 2007, and called for comments from interested parties by July 11, 2007.

The EIR is designed to identify all of the key environmental and social issues that will be impacted by the construction and operation of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement ("EIS") on October 5, 2007.  On May 9, 2008, the Operator, De Beers, advised the MVEIRB that the filing of the EIS will be deferred to the fall 2008.

The feasibility study commissioned in August 2009 was expected to impact the final project description and the Operator had previously advised the MVEIRB that submission of the EIS would be further deferred pending the completion of an updated project description.

The final Gahcho Kué project description was presented to the Gahcho Kué Participants, and was incorporated into the EIS submitted to the MVEIRB at the end of 2010.  Key elements of the project description included the following:
- Average annual production rate of approximately 3 million tonnes of ore;
- Life of mine from the open-pit reserve of approximately 11 years; and
- Average annual production rate of approximately 4.45 million carats.

On November 5, 2010, the Company announced that the Operator had notified the MVEIRB on November 3, 2010 that the Gahcho Kué EIS was on track for completion and submission before the end of 2010.  The Company also announced that the submission of the EIS will result in the resumption of the environmental impact review by the independent administrative tribunal established under the Mackenzie Valley Environmental Resource Management Act.

On December 23, 2010, the Company, in a joint news release with De Beers Canada entitled *"Environmental Impact Statement for Proposed Gahcho Kué Mine Submitted to Mackenzie Valley Environmental Impact Review Panel",* announced that the EIS for the Gahcho Kué mine had been submitted to the Gahcho Kué Environmental Impact Review Panel (the "Panel") of the MVEIRB.  The EIS details the construction and operation of the proposed mine to ensure it is sustainable.  The EIS has been assembled to meet the rigorous Terms of Reference established by the Panel for the Gahcho Kué Project.

The joint venture partners further announced that the next step in the regulatory process would be for the Panel to review the EIS submission and to confirm that the EIS conforms to the Terms of Reference.  When this determination is made, the next steps in the Analytical Phase of the Environmental Impact Review ("EIR") will commence.  On March 17, 2011, the Panel wrote a letter to the Operator advising that while the EIS addressed the great majority of the items under the terms of reference, five items had not been adequately addressed, and the Panel requested responses in respect of these five items by May 2, 2011.   The Operator responded to three of these items on May 3, 2011, and the remaining two items by mid-July, 2011.  On August 2, 2011, in a news release entitled *"Mountain Province Diamonds Achieves Key Milestone with De Beers JV at Kennady Lake"*, the Company announced that the Panel had informed the Operator that the EIS conforms to the Terms of Reference set by the Panel, which clears the way for the Analytical Phase of the EIR to commence. Based on a work plan provided by the Panel, the Review is expected to take approximately two years.

**Tuzo Deep Project**

On October 7, 2011, in a news release titled *"Mountain Province Diamonds Commences Tuzo Deep Drilling Program and Kennady Lake Airborne Gravity Survey"*, the Company announced that the first of two drill rigs had commended drilling the Tuzo kimberlite at the Gahcho Kué Project as part of the Tuzo Deep Project.  The news release indicated that the drilling program is intended to test the depth extension between 350 and 750 metres, and that the program would include five holes drilled from two land-based platforms to the north and south of the massive Tuzo kimberlite.  The Company also announced that a second drill rig was expected to arrive at Kennady Lake before the end of October, 2011, and that the five-hole drill program was expected to be completed prior to year end, with final analysis of the results expected by the end of the first quarter of 2012.

In a March 1, 2012 news release entitled "Mountain Province announces progress at the Gahcho Kué Diamond JV with De Beers", the Company announced that three of the five planned deep drill holes at the Tuzo kimberlite had been successfully completed. Drilling of the fourth and fifth holes was also underway. The Tuzo Deep drill program aims to define a resource between 350 and 750 metres and is expected to be completed by early April, following which the results will be announced.

**Other Exploration**

On January 20, 2011, in a news release entitled *"Mountain Province Diamonds Initiates Exploration at Kennady North Project"*, the Company announced plans for a desktop study on the Company's 100%-owned Kennady North Project, located immediately to the north and west of the Gahcho Kué Project. The Kennady North Project consists of the five mining leases retained since 2005, and eight mineral claims staked in the fall of 2010, and has an area of approximately 30,374 acres.

The property hosts the Kelvin, Faraday and Hobbes kimberlites, which were discovered in 1999-2000, and are located between 7 km and 12 km northeast of the Gahcho Kué kimberlite cluster. The land package falls within the boundaries of the original AK claims staked in 1992 that originally comprised 520,000 acres.

The desktop study to compile and review all of the previous work completed on Kennady North is continuing. The comprehensive database will allow Mountain Province to fast track and fine tune its future exploration plans in an efficient and cost effective manner. The results will be used to design and implement an exploration program on the Kennedy North Project. Given the results of the desktop study to date, the Company decided to proceed with an airborne survey of the Kennady North Project.

On October 7, 2011, in the news release titled *"Mountain Province Diamonds Commences Tuzo Deep Drilling Program and Kennady Lake Airborne Gravity Survey"*, the Company announced that the 50-meter line spacing airborne gravity survey over both the 100%-controlled Kennady North Diamond Project and Gahcho Kué Project had commenced. The survey was conducted by Fugro Airborne Survey Corp.

The Company commented in the news release that "The Fugro airborne gravity survey is the first property-wide airborne gravity survey to be conducted at Kennady Lake since the start of exploration, approximately 17 years ago." It is hoped that additional kimberlites will be identified at both the Gahcho Kué Project and the Kennady North Diamond Project.

On October 24, 2011, the Company announced that the 3,991 line-kilometre survey was successfully completed over the Gahcho Kué Project and the Kennady North Diamond Project, and included a total of 1,198 line-kilometres flown over the Gahcho Kué Project and 2,793 line-kilometres flown over the Kennady North Project. Preliminary results are expected by the end of November, 2011.

On February 27, 2012, in a news release titled *"Mountain Province Diamonds Discovers 106 Geophysical Targets at Kennady North Diamond Project: MAG Survey to Commence"*, the Company announced that the final analysis of the Fugro airborne gravity gradiometry (AGG) survey flown over the Kennady North Diamonds Project in the fall 2011 resulted in the identification of 106 geophysical targets, and that a 560 line-kilometre total magnetic field (MAG) ground survey was commencing over the geophysical targets identified by the AGG survey. The MAG survey is being conducted at 20 metre line-spacing, and the results will enable the Company to prioritize the geophysical targets for drilling. The Company announced that the MAG survey is being managed by Aurora Geosciences Ltd., and was expected to be completed by mid-March 2012. The Company commented that it is excited about the large number of geophysical targets identified at Kennady North and that it expects that the MAG survey will provide excellent data to guide a planned drill program.

On January 12, 2012 in a news release titled *"Mountain Province Diamonds Announces Proposed Spin-out of Kennady Diamonds"*, the Company announced that its Board of Directors had approved a proposal to spin-out the Company's 100 percent-controlled Kennady North Diamond Project to a newly incorporated company, Kennady Diamonds Inc. in order to deliver greater value to the Company's shareholders by unlocking the value of the highly prospective diamond project. Under the corporate reorganization, Mountain Province would focus on its flagship Gahcho Kué Project and Kennady Diamonds Inc. will focus on advancing the 123 square-kilometer Kennady North Diamond Project. The proposed spin-out will occur through a plan of arrangement, and be subject to regulatory, court and shareholder approval.

The Company further announced that upon completion of the Arrangement and the proposed listing of Kennady Diamonds on the TSX Venture Exchange ("TSXV"), the Company intends to distribute 100 percent of the shares of Kennady Diamonds to Mountain Province shareholders on the basis of one Kennady Diamonds share for every five shares of Mountain Province held on the effective date. Mountain Province also plans to provide Kennady Diamonds with working capital of $3 million to be used for planned exploration activities.

## RESULTS OF OPERATIONS

The Company changed its year end from March 31 to December 31, effective December 31, 2009, to align its fiscal year end with that of De Beers Canada Inc., the operator of the Gahcho Kué Project.

*The financial results for the year ended December 31, 2011 are reported under IFRS, as well as for the quarterly interim periods. As well, the financial results for the year and interim periods in 2010 have been restated to IFRS, to reflect the Company's transition to IFRS effective January 1, 2010. The figures for the fiscal nine-month period ending December 31, 2009 are presented in Canadian generally accepted accounting principles ("Canadian GAAP") and have not been restated to IFRS.*

## Selected Annual Information

|  | December 31, 2011 | December 31, 2010 (restated to IFRS) | Nine Months Ending December 31, 2009 (Canadian GAAP) |
|---|---|---|---|
| Other income | $ 792,835 | $ 122,590 | $ 11,965 |
| Operating expenses | (12,268,455) | (9,764,476) | (1,979,989) |
| Other expenses | (63,315) | (4,892,841) | (1,968,024) |
| Net loss for the period | (11,538,935) | (14,534,727) | (1,458,338) |
| Basic and diluted (loss) earnings per share | (0.15) | (0.21) | (0.02) |
| Cash flow used in operations | (13,099,673) | (7,268,969) | (1,387,511) |
| Cash and cash equivalents, end of period | 21,546 | 23,778,053 | 208,559 |
| Total assets | 66,556,514 | 71,236,108 | 83,746,546 |
| Long-term liabilities | 6,178,004 | 5,704,096 | 5,176,881 |
| Dividends declared | Nil | Nil | Nil |

## Year ended December 31, 2011 compared to December 31, 2010

The Company's net loss for the year ended December 31, 2011 was $11,538,935 or $0.15 per share, compared to $14,534,727 or $0.21 per share for the year ended December 31, 2010 under IFRS.

Consulting fees for the year ended December 31, 2011 at $1,631,188 (December 31, 2010 - $721,987) includes a value for stock based compensation of $487,085 in 2011 (December 31, 2010 - $nil). As well, it includes consulting costs for a variety of corporate projects such as the Company's conversion to IFRS.

In the year ended December 31, 2011, the Company's share of expenses relating to the Gahcho Kué Project included in exploration and evaluation expenses totalled $8,225,873 (December 31, 2010 – $7,826,126). Also included in exploration and evaluation expenses is $806,712 incurred by the Company for its Kennady North Project (December 31, 2010 - $47,993) which consists of the costs for the airborne gravity survey conducted in October 2011 over the Kennady North Project as well as consulting costs relating to Kennady North.

The increase in the Gahcho Kué Project management fee from $162,613 for the year ended December 31, 2010 to $236,464 reflects increased activity at the Gahcho Kué Project done by the Operator.

Increases in other expense categories such as travel, transfer agent and regulatory fees, salary and benefits, promotion and investor relations, and professional fees reflect increased activities for the Company.

The interest income for the year ended December 31, 2011 at $303,354 reflects increased cash and short term investments over the year compared to the year ended December 31, 2010 (December 31, 2010 - $122,590) after financings done in 2010.

Office and administration for the year ended December 31, 2011 of $458,467 (December 31, 2010 - $200,274) includes foreign exchange loss of approximately $250,000.

Other expenses in the year ended December 31, 2010 included a loss on revaluation of warrants exerciseable in a foreign currency in the amount of $4,767,578. In the year ended December 31, 2011, there was a gain on revaluation of warrants exerciseable in a foreign currency in the amount of $489,481.

## Summary of Quarterly Results

**December 31, 2011 Fiscal Year**

| | Fourth Quarter December 31, 2011 | Third Quarter September 30, 2011 | Second Quarter June 30, 2011 | First Quarter March 31, 2011[1] |
|---|---|---|---|---|
| Interest income | $ 59,239 | $ 67,466 | $ 76,091 | $ 100,558 |
| Expenses | (5,343,586) | (2,264,768) | (2,462,609) | (2,197,492) |
| Net (loss) for period | (5,347,662) | (2,197,302) | (2,386,518) | (1,607,453) |
| Net (loss) per share (basic) | (0.06) | (0.03) | (0.03) | (0.03) |
| Cash flow (used in) operations | (3,424,748) | (2,353,183) | 6,285,978 | (13,607,720) |
| Cash and cash equivalents, end of period | 21,546 | 504,895 | 720,171 | 1,805,403 |
| Assets | 66,556,514 | 69,937,125 | 71,935,129 | 70,130,142 |
| Dividends | Nil | Nil | Nil | Nil |

**December 31, 2010 Fiscal Year**

| | Fourth Quarter December 31, 2010[1] (restated to IFRS) | Third Quarter September 30, 2010[1] (restated to IFRS) | Second Quarter June 30, 2010[1] (restated to IFRS) | First Quarter March 31, 2010[1] (restated to IFRS) |
|---|---|---|---|---|
| Interest income | $ 57,589 | $ 26,404 | $ 22,142 | $ 16,455 |
| Expenses | (2,401,374) | (2,884,485) | (2,725,144) | (1,753,473) |
| Net (loss) for period | (4,341,505) | (5,610,085) | (3,209,732) | (1,373,405) |
| Net (loss) per share (basic) | (0.06) | (0.08) | (0.05) | (0.02) |
| Cash flow (used in) operations | (2,144,792) | (2,290,002) | (1,739,252) | (1,094,923) |
| Cash and cash equivalents, end of period | 23,778,053 | 1,984,041 | 3,276,714 | 159,805 |
| Assets | 71,236,108 | 52,396,274 | 54,458,648 | 45,102,618 |
| Dividends | Nil | Nil | Nil | Nil |

(1) During the year ended December 31, 2011, the Company determined that certain warrants issued and outstanding met the definition of a financial liability under IFRS and has reclassified this time from equity to liabilities on the Company's balance sheet. In addition, this liability has been revalued at each period with changes in fair value recorded in net loss. The Company has revised the interim financial results in the table above to correct for these items.

## Three Months Ended December 31, 2011

The Company's net loss during the three months ended December 31, 2011 was $5,347,662, compared with a net loss of $4,341,505 for the three months ended December 31, 2010. Included in the loss for the three months ended December 31, 2010 is $1,966,147 of other expenses representing a loss on revaluation of warrants exerciseable in a foreign currency for the quarter. The warrants were all exercised by the first quarter of 2011 and there is no related loss for the three months ended December 31, 2011.

Expenses were $5,343,586 for the three months ended December 31, 2011 compared to $2,401,374 for the comparative three months ended December 31, 2010. The increase is attributable primarily to increased exploration and evaluation expenditures for the Gahcho Kué Project and the Kennady North Project.

### Gahcho Kué Project – Proportionate Consolidation

The 2009 Agreement's provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture. Accordingly, the Company determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the Project, and recorded them in the consolidated financial statements from July 4, 2009.

Summarized below are the results of financial position relating to the Company's proportional interest (49%) in the Gahcho Kué Joint Venture as at December 31, 2011 and 2010:

|  | | Year Ended December 31, 2011 | | Year Ended December 31, 2010 |
| --- | --- | --- | --- | --- |
| **Results of Operations** | | | | |
| Revenue | $ | - | $ | - |
| Expenses | | (8,540,441) | | (8,122,822) |
| **Proportionate share of net loss** | $ | (8,540,441) | $ | (8,122,822) |
| | | | | |
| **Cash Flows** | | | | |
| Operating activities | $ | (7,889,959) | $ | (6,975,189) |
| Financing activities | | 7,905,220 | | 6,982,662 |
| Investing activities | | (15,261) | | (7,473) |
| **Proportionate share of change in cash and cash equivalents** | $ | - | $ | - |

|  | | As at December 31, 2011 | | As at December 31, 2010 |
| --- | --- | --- | --- | --- |
| **Financial Position** | | | | |
| Current assets | $ | 113,533 | $ | 136,442 |
| Non-current assets | | 5,958,567 | | 5,547,501 |
| Current liabilities | | (1,756,902) | | (1,207,433) |
| Non-current liabilities | | (6,178,004) | | (5,704,096) |
| **Proportionate share of net liabilities** | $ | (1,862,806) | $ | (1,227,586) |

## LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $15,064,475 at December 31, 2011 ($24,701,948 as at December 31, 2010), and cash and cash equivalents and short-term investments of $17,840,729 ($33,555,142 at December 31, 2010). Of the change in cash and cash equivalents and short-term investments from December 31, 2010 to December 31, 2011, $10,000,000 was paid March 15, 2011 to De Beers Canada Inc. pending the Joint Venture partners' decision to develop Gahcho Kué which was approved for development in June 2011. The short-term investments are guaranteed investment certificates held with a major Canadian financial institution, and the Company considers there to be no counter party credit risk associated with the bank.

The Company had no long-term debt at December 31, 2011.  The Company's required contributions payable to De Beers, described in Note 7 to the Company's audited consolidated financial statements for December 31, 2011 are contingent on certain events occurring such as a decision to build the mine, receipt of permits, and production.  (See "Overall Performance" section above).  The Company had no long-term debt at December 31, 2010.

As at December 31, 2011, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company's liabilities as they become payable.  The Company's ability to continue operations beyond the next twelve months is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company's mineral assets are in the exploration and evaluation stage and, as a result, the Company has no source of revenues.  In the year ended December 31, 2011, the Company incurred losses amounting to $11,538,935, had negative cash flows from operations of $13,099,673, and will be required to obtain additional sources of financing to complete its business plans going into the future.  Although the Company had working capital of $15,064,475 at December 31, 2011, including $17,840,729 of cash and short-term investments, the Company has insufficient capital to finance its operations and the Company's costs of the Gahcho Kué Project (Note 7) over the next 12 months.  The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as exercises of outstanding options and warrants. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company's ability to continue as a going concern.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate.  These adjustments could be material.

During the year ended December 31, 2011, 2,658,866 warrants were exercised before expiry for gross proceeds of $7,242,471.  There are no warrants outstanding at December 31, 2011.  Subsequent to the year ended December 31, 2011, 300,000 stock options were exercised for gross proceeds of $516,000.


## OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.


## SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.   These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant areas requiring the use of management estimates relate to recoverability of the interest in Gahcho Kué Joint Venture, asset valuations, reserve and resource estimation, decommissioning and restoration provisions, and deferred taxes, and the assumptions used in determining the fair value of stock options and warrants, as applicable. Actual results could materially differ from these estimates.

Particularly, the Company reviews its interest in the Gahcho Kué Project for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable.  IFRS requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets.  Impairments are recognized when the book values exceed management's estimate of the net recoverable amounts associated with the affected assets.  The values shown on the balance sheet for the Company's interest in the Gahcho Kué Project represent the Company's assumption that the amounts are recoverable.  Owing to the numerous variables associated with the Company's judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.  The Company's assessment is that as at December 31, 2011, there has been no impairment in the carrying value of its Interest in the Gahcho Kué Joint Venture.

The Company has recorded its proportional interest in the asset retirement obligation of the Gahcho Kué Project.  The asset retirement obligation calculation, and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing.  The estimates may be inaccurate and the actual costs for the asset retirement obligation may change significantly.

The Company expenses all stock-based payments using the fair value method. The Company also values warrants under the fair value method.  Under the fair value method and option and warrant pricing model used to determine fair value, estimates are made as to the volatility of the Company's shares and the expected life of the options and warrants.  Such estimates affect the fair value determined by the option and warrant pricing model.


**INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")**

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") announced that Canadian Generally Accepted Accounting Principles ("GAAP") for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.  The standard also requires that comparative figures for 2010 be based on IFRS.  The three months ended March 31, 2011 was the Company's first reporting period under IFRS.

The CICA announcement also stated that the IFRS to be used for financial statement purposes were those in effect as at December 31, 2011.

*Financial Statement Presentation Changes*

The transition to IFRS has resulted in certain changes to the Company's financial statements, most significantly on the consolidated Statement of Comprehensive Loss.  The changes to the Statement of Cash Flow are primarily to record our exploration and evaluation costs as operating activities (as they are expensed), rather than as investing activities.  As well, the Company is recording interest income as an investing activity rather than an operating activity.

*Future Expected Changes to IFRS Impacting the Company*

Continuous monitoring of current IFRS developments is necessary to ensure appropriate decisions are considered and made by the Company.

**Amendments to IFRS 7 *Disclosures – Transfers of Financial Assets* (effective from July 2, 2011)**
The amendments introduce new disclosure requirements about transfers of financial assets including disclosures for:
   • financial assets that are not derecognized in their entirety; and
   • financial assets that are derecognized in their entirety but for which the entity retains continuing involvement

The adoption of this amendment did not have a material impact on the Company's financial statements.

**IFRS 9 *Financial Instruments***
The IASB aims to replace IAS 39 *Financial Instruments: Recognition and Measurement* in its entirety. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liability in IFRS 9 – fair value through profit or loss ("FVTPL") and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

**IFRS 10 *Consolidated Financial Statements***
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee, Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 *Consolidation – Special Purpose Entities* and parts of IAS 27 *Consolidated and Separate Financial Statements*. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 10 on its consolidated financial statements.

**IFRS 11 *Joint Arrangements***
IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interest in joint ventures. IFRS 11 supersedes IAS 31, *Interests in Joint Ventures*, and SIC-13 *Jointly Controlled Entities – Non-monetary Contributions by Venturers*. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact that IFRS 11 will have on its consolidated financial statements.

**IFRS 12 *Disclosure of Interest in Other Entities***
IFRS 12, *Disclosure of Interest in Other Entities* was issued by the IASB in May 2011. The new standard includes disclosure requirements about subsidiaries, joint ventures and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. IFRS 12 is effective for annual periods beginning on or after January 1, 2012, with early adoption permitted. The Company does not expect the adoption to have any impact on its financial statements.

**IFRS 13 *Fair Value Measurement***
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS statements. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 13 on its consolidated financial statements.

**IFRIC 20 *Stripping Costs in the Production Phase of a Surface Mine***
On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current 'stripping activity asset'. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted. The Company is assessing the impact, if any, the adoption of this standard may have on its consolidated financial statements.

## RELATED PARTY TRANSACTIONS

The Company's related parties include its subsidiaries, the Gahcho Kué Joint Venture, key management and their close family members, and the Company's directors. None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Outstanding balances are settled in cash.

The Company had the following transactions and balances with key management personnel. There were no transactions with the Gahcho Kué Joint Venture.

|  | December 31, 2011 | December 31, 2010 |
|---|---|---|
| The total of the transactions: | | |
| Remuneration | $ 1,450,033 | $ 716,978 |
| The amount of outstanding balances: | | |
| Payable | 313,000 | 186,619 |

The remuneration of directors and other members of key management personnel for the years ended December 31, 2011 and 2010 were as follows:

|  | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Salary, bonus and other short-term employee benefits | $ 962,983 | $ 716,978 |
| Share-based payments | 487,050 | - |
|  | $ 1,450,033 | $ 716,978 |

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

### Contractual Obligations
The Company has consulting agreements with the President and CEO, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities.

## LEASE COMMITMENTS

The Company has the following non-cancellable operating lease commitment for office space:

|  | 2012 | 2013 | 2014 | 2015 | Thereafter | Total |
|---|---|---|---|---|---|---|
| Future minimum lease payments | $ 128,696 | $ 140,396 | $ 140,396 | $ 140,396 | $ 152,096 | $ 701,980 |

## OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

### Risks
Mountain Province's business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company's common shares should be considered speculative.

Mountain Province's business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

- risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
- results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

- mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
- the potential for delays in exploration activities or the completion of feasibility studies;
- risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
- risks related to foreign exchange fluctuations and prices of diamonds;
- the uncertainty of profitability based upon the Company's history of losses;
- risks related to failure to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
- risks related to environmental regulation and liability;
- risks associated with obtaining the necessary permits to build and operate a mine;
- political and regulatory risks associated with mining and exploration; and
- other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.


## DISCLOSURE OF OUTSTANDING SHARE DATA

The Company's common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the New York Stock Exchange AMEX under the symbol MDM.

At March 26, 2011, there were 80,645,558 shares issued and 864,000 stock options outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.


## CONTROLS AND PROCEDURES

**Disclosure Controls and Procedures**
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company has evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2011 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2011, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under National Instrument 52-109) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company as appropriate to allow for accurate disclosure to be made on a timely basis.

**Internal Control Over Financial Reporting**
The Company's management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company's internal controls over financial reporting.  Management has conducted an evaluation of internal controls over financial reporting based on the framework established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that the Company's internal controls over financial reporting were effective as at December 31, 2011 with no change during the year that has materially affected, or is reasonably likely to affect, the Company's internal control over financial reporting.

**OUTLOOK**

During fiscal 2011, the Company is continuing the permitting and development of the Gahcho Kué Project and exploration at the Kennady North Project. On March 17, 2011, the Gahcho Kué Panel of the MVEIRB wrote a letter to the Gahcho Kué Project Operator, De Beers Canada, advising that while the EIS addressed the great majority of the items under the terms of reference, five items had not been adequately addressed and requested responses in respect of these five items by May 2, 2011.

The Operator responded to three of these items on May 3, 2011, and the remaining two items by mid-July, 2011. On August 2, 2011, Mountain Province announced that the Panel had informed the Operator that the EIS conforms to the Terms of Reference set by the Panel, which cleared the way for the Analytical Phase of the EIR to commence. Based on a work plan provided by the Panel, the Review is expected to take approximately two years.

The Kennady North desktop study has compiled the information available, and further details of historic exploration work is being gathered, which, along with the results of the airborne gravity survey when they are available, will be used to design and implement an exploration program on the Kennedy North Project.

On February 27, 2012, in a news release titled *"Mountain Province Diamonds Discovers 106 Geophysical Targets at Kennady North Diamond Project: MAG Survey to Commence",* the Company announced that the final analysis of the Fugro airborne gravity gradiometry (AGG) survey flown over the Kennady North Diamonds Project in the fall 2011 resulted in the identification of 106 geophysical targets, and that a 560 line-kilometre total magnetic field (MAG) ground survey was commencing over the geophysical targets identified by the AGG survey. The MAG survey is being conducted at 20 metre line-spacing, and the results will enable the Company to prioritize the geophysical targets for drilling. The Company announced that the MAG survey is being managed by Aurora Geosciences Ltd., and was expected to be completed by mid-March 2012. The Company commented that it is excited about the large number of geophysical targets identified at Kennady North and that it expects that the MAG survey will provide excellent data to guide a planned drill program.

On January 12, 2012 in a news release titled *"Mountain Province Diamonds Announces Proposed Spin-out of Kennady Diamonds"*, the Company announced that its Board of Directors had approved a proposal to spin-out the Company's 100 percent-controlled Kennady North Diamond Project to a newly incorporated company, Kennady Diamonds Inc. in order to deliver greater value to the Company's shareholder by unlocking the value of the highly prospective diamond project. Under the corporate reorganization, Mountain Province would focus on its flagship Gahcho Kué Project and Kennady Diamonds Inc. will focus on advancing the 123 square-kilometer Kennady North Diamond Project. The proposed spin-out will occur through a plan of arrangement, and be subject to regulatory, court and shareholder approval.

The Company further announced that upon completion of the Arrangement and the proposed listing of Kennady Diamonds on the TSX Venture Exchange ("TSXV"), the Company intends to distribute 100 percent of the shares of Kennady Diamonds to Mountain Province shareholders on the basis of one Kennady Diamonds share for every five shares of Mountain Province held on the effective date. Mountain Province also plans to provide Kennady Diamonds with working capital of $3 million to fund the planned exploration activities for a reasonable period.

**ADDITIONAL INFORMATION**

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company's website at www.mountainprovince.com.

***Cautionary Statement on Forward-Looking Statements***

*This MD&A contains "forward-looking statements" concerning the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.*

*Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital, and sources and uses of funds.*

*Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of diamonds; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.*

*The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.*

*Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.*

***Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates***

*This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.*

*Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission ("SEC") under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.*

*Disclosure of "contained ounces" (or "contained carats") in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those* *of the SEC's Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.*

On behalf of the Board of Directors,

*"Patrick Evans"*

Patrick Evans
President & CEO
March 26, 2012

# RESPONSIBILITY FOR
# CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board appropriate in the circumstances.

Management has established processes, which are in place to provide it sufficient knowledge to support management representations that it has exercised reasonable diligence that the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.


*"Patrick C. Evans"*                                    *"Jennifer Dawson"*
Patrick C. Evans                                          Jennifer Dawson
President and Chief Executive Officer        Chief Financial Officer

Toronto, Canada
March 26, 2012



**KPMG** LLP  
**Chartered Accountants**  
Bay Adelaide Centre  
333 Bay Street, Suite 4600  
Toronto, ON M5H 2S5

Telephone (416) 777-8500  
Telefax   (416) 777-8818  
www.kpmg.ca

# INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Mountain Province Diamonds Inc.

We have audited the accompanying consolidated financial statements of Mountain Province Diamonds Inc., which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of comprehensive loss, equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

*Management's Responsibility for the Consolidated Financial Statements*  
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

*Auditors' Responsibility*  
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.'

*Opinion*  
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Mountain Province Diamonds Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board**.**



**KPMG** LLP
**Chartered Accountants**
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Telefax   (416) 777-8818
www.kpmg.ca

*Emphasis of Matter*
Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes that the Company incurred a net loss of $11,538,935 during the year ended December 31, 2011 and expects to require additional capital resources to meet planned expenditures in 2012.  These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that results in substantial doubt about the Company's ability to continue as a going concern.

*KPMG LLP*

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 27, 2012

## MOUNTAIN PROVINCE DIAMONDS INC.

# Consolidated Balance Sheets
In Canadian dollars

| | | December 31, 2011 | | December 31, 2010 (Note 15) | | January 1, 2010 (Note 15) |
|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | |
| Current assets | | | | | | |
| Cash and cash equivalents (Note 5) | $ | 21,546 | $ | 23,778,053 | $ | 208,559 |
| Short-term investments (Note 5) | | 17,819,183 | | 9,777,089 | | 9,733,718 |
| Marketable securities (Note 5) | | 17,678 | | 23,062 | | 13,431 |
| Amounts receivable (Note 5) | | 350,559 | | 499,192 | | 269,979 |
| Advances and prepaid expenses | | 101,641 | | 134,174 | | 39,173 |
| | | 18,310,607 | | 34,211,570 | | 10,264,860 |
| Property and equipment (Note 6) | | 43,225 | | 42,753 | | 44,100 |
| Gahcho Kué Joint Venture (Note 7) | | 48,202,682 | | 36,981,785 | | 35,730,073 |
| **Total assets** | $ | 66,556,514 | $ | 71,236,108 | $ | 46,039,033 |
| | | | | | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | | |
| Current liabilities | | | | | | |
| Accounts payable and accrued liabilities | $ | 3,246,132 | $ | 4,760,390 | $ | 1,949,489 |
| Warrants exerciseable in a foreign currency (Note 9) | | - | | 4,749,232 | | 1,093,500 |
| Total current liabilities | | 3,246,132 | | 9,509,622 | | 3,042,989 |
| Decommissioning and restoration liability (Note 8) | | 6,178,004 | | 5,704,096 | | 8,187,088 |
| Shareholders' equity: | | | | | | |
| Share capital (Note 9) | | 146,911,995 | | 133,344,866 | | 97,312,714 |
| Value assigned to warrants (Note 9) | | - | | 969,942 | | 1,051,564 |
| Share-based payments reserve (Note 9) | | 1,083,422 | | 1,026,302 | | 1,238,302 |
| Deficit | | (90,876,085) | | (79,337,150) | | (64,802,423) |
| Accumulated other comprehensive income | | 13,046 | | 18,430 | | 8,799 |
| Total shareholders' equity | | 57,132,378 | | 56,022,390 | | 34,808,956 |
| **Total liabilities and shareholders' equity** | $ | 66,556,514 | $ | 71,236,108 | $ | 46,039,033 |

*The notes to the consolidated financial statements are an integral part of these statements.*

Going concern (Note 1)
Contingencies and commitments (Notes 7 and 11)
Subsequent events (Notes 9 (iii) and 16)

# Consolidated Statements of Comprehensive Loss

In Canadian dollars

| | | Year Ended December 31, 2011 | | Year Ended December 31, 2010 |
|---|---|---|---|---|
| **Expenses:** | | | | |
| Consulting fees (Note 9) | $ | **(1,631,188)** | $ | (721,987) |
| Depreciation | | **(14,789)** | | (8,820) |
| Exploration and evaluation expenses | | **(9,032,585)** | | (7,965,708) |
| Gahcho Kué Project management fee | | **(236,464)** | | (162,613) |
| Office and administration | | **(458,467)** | | (200,274) |
| Professional fees | | **(361,148)** | | (340,051) |
| Promotion and investor relations | | **(109,854)** | | (78,499) |
| Salary and benefits | | **(97,812)** | | (45,162) |
| Transfer agent and regulatory fees | | **(169,489)** | | (124,255) |
| Travel | | **(156,659)** | | (117,107) |
| Net loss for the year from operations | | **(12,268,455)** | $ | (9,764,476) |
| Other expenses: | | | | |
| Accretion expense on decommissioning and restoration liability (Note 8) | | **(63,315)** | | (125,263) |
| Loss on revaluation of w arrants exerciseable in a foreign currency | | **-** | | (4,767,578) |
| Other income: | | | | |
| Interest income | | **303,354** | | 122,590 |
| Gain on revaluation of w arrants exerciseable in a foreign currency | | **489,481** | | - |
| Net loss for the year | | **(11,538,935)** | | (14,534,727) |
| Other Comprehensive (Loss) Income | | | | |
| Change in fair value of available-for-sale marketable securities | | **(5,384)** | | 9,631 |
| Comprehensive loss for the year | $ | **(11,544,319)** | $ | (14,525,096) |
| Basic and diluted loss per share | $ | **(0.15)** | $ | (0.21) |
| Weighted average number of shares outstanding | | **79,553,515** | | 70,833,448 |

*The notes to the consolidated financial statements are an integral part of these statements.*

# MOUNTAIN PROVINCE DIAMONDS INC.

## Consolidated Statements of Equity

In Canadian dollars

| | Number of shares | Share Capital | Warrants | Share-based Payments Reserve | Retained Earnings (Deficit) | Total accumulated other comprehensive income (loss) ("AOCI") | Total |
|---|---|---|---|---|---|---|---|
| **Balance, January 1, 2010** | 66,631,746 | $ 97,312,714 | $ 1,051,564 | $ 1,238,302 | $ (64,802,423) | $ 8,799 | $ 34,808,956 |
| Net loss for the year | - | - | - | - | (14,534,727) | - | (14,534,727) |
| Issuance of common shares – private placement | 10,076,177 | 33,048,756 | - | - | - | - | 33,048,756 |
| Issuance of common shares – exercise of options | 150,000 | 326,000 | - | - | - | - | 326,000 |
| Issuance of common shares – exercise of warrants | 558,134 | 1,251,928 | - | - | - | - | 1,251,928 |
| Fair value of options exercised from Share-based Payments Reserve | - | 212,000 | - | (212,000) | - | - | - |
| Fair value of warrants exercised (exerciseable in a foreign currency) | - | 1,111,846 | - | - | - | - | 1,111,846 |
| Fair value of warrants exercised transferred from Warrants | - | 81,622 | (81,622) | - | - | - | - |
| **Other Comprehensive Income (loss):** | | | | | | | |
| Available-for-sale financial assets | | | | | | | |
| - current year gains (losses) | - | - | - | - | - | 9,631 | 9,631 |
| **Balance, December 31, 2010** | 77,416,057 | $ 133,344,866 | $ 969,942 | $ 1,026,302 | $ (79,337,150) | $ 18,430 | $ 56,022,390 |
| Net loss for the year | - | - | - | - | (11,538,935) | - | (11,538,935) |
| Issuance of common shares – exercise of options | 270,635 | 665,000 | - | - | - | - | 665,000 |
| Issuance of common shares – exercise of warrants | 2,658,866 | 7,242,471 | - | - | - | - | 7,242,471 |
| Fair value of options exercised from Share-based Payments Reserve | - | 429,965 | - | (429,965) | - | - | - |
| Fair value of warrants exercised (exerciseable in a foreign currency) | - | 4,259,751 | - | - | - | - | 4,259,751 |
| Fair value of warrants exercised transferred from Warrants | - | 969,942 | (969,942) | - | - | - | - |
| Fair value of options granted in period | - | - | - | 487,085 | - | - | 487,085 |
| **Other Comprehensive Income (loss):** | | | | | | | |
| Available-for-sale financial assets | | | | | | | |
| - current year gains (losses) | - | - | - | - | - | (5,384) | (5,384) |
| **Balance, December 31, 2011** | 80,345,558 | $ 146,911,995 | $ - | $ 1,083,422 | $ (90,876,085) | $ 13,046 | $ 57,132,378 |

*The notes to the consolidated financial statements are an integral part of these statements.*

24

**MOUNTAIN PROVINCE DIAMONDS INC.**

## Consolidated Statements of Cash Flows
In Canadian dollars

| | Year ended December 31, 2011 | Year ended December 31, 2010 |
|---|---:|---:|
| **Cash provided by (used in):** | | |
| Operating activities: | | |
| Net loss for the period | $ (11,538,935) | $ (14,534,727) |
| | | |
| *Adjustments:* | | |
| (Gain) loss on revaluation of warrants exerciseable in a foreign currency | (489,481) | 4,767,578 |
| Interest expense on decommissioning and restoration liability | 63,315 | 125,263 |
| Depreciation | 14,789 | 8,820 |
| Stock-based compensation | 487,085 | - |
| Interest income | (303,354) | (122,590) |
| | | |
| *Changes in non-cash operating working capital:* | | |
| Amounts receivable | 148,633 | (229,213) |
| Advances and prepaid expenses | 32,533 | (95,001) |
| Accounts payable and accrued liabilities | (1,514,258) | 2,810,901 |
| | (13,099,673) | (7,268,969) |
| Investing activities: | | |
| Investment in Gahcho Kué Joint Venture | (10,810,304) | (3,859,967) |
| Interest income | 303,354 | 122,590 |
| Increase in share of fixed assets of joint venture | (15,261) | (7,473) |
| Investment in short-term investments | (8,042,094) | (43,371) |
| | (18,564,305) | (3,788,221) |
| Financing activities: | | |
| Share issuance, net of cost | - | 33,048,756 |
| Proceeds from option exercises | 665,000 | 326,000 |
| Proceeds from warrant exercises | 7,242,471 | 1,251,928 |
| | 7,907,471 | 34,626,684 |
| | | |
| Increase (decrease) in cash and cash equivalents | (23,756,507) | 23,569,494 |
| Cash and cash equivalents, beginning of the year | 23,778,053 | 208,559 |
| Cash and cash equivalents, end of the year | $ 21,546 | $ 23,778,053 |

*The notes to the consolidated financial statements are an integral part of these statements.*

**MOUNTAIN PROVINCE DIAMONDS INC.**
**Notes to Consolidated Financial Statements**
**For the Year Ended December 31, 2011**
**In Canadian Dollars**

## 1. NATURE OF OPERATIONS AND GOING CONCERN

Mountain Province Diamonds Inc. ("Mountain Province" or the "Company") was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company is involved in the discovery and development of diamond properties in Canada's Northwest Territories.

The address of the Company's registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company's shares are listed on the Toronto Stock Exchange under the symbol 'MPV' and on the New York Stock Exchange – Amex under the symbol 'MDM'.

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. ("De Beers Canada") (Note 7). The underlying value and recoverability of the amounts shown as "Interest In Gahcho Kué Joint Venture" is dependent upon the ability of the Company and/or its mineral property partner to develop economically recoverable reserves, to have successful permitting and development, and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to develop economically recoverable reserves will require the Company to write off costs capitalized to date.

As at December 31, 2011, the Company has not achieved profitable operations and continues to be dependent upon its ability to obtain external financing to meet the Company's liabilities as they become payable. The Company's ability to continue operations beyond the next twelve months is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company's mineral assets are in the exploration and evaluation stage and, as a result, the Company has no source of revenues. In the year ended December 31, 2011, the Company incurred losses amounting to $11,538,935, had negative cash flows from operations of $13,099,673, and will be required to obtain additional sources of financing to complete its business plans going into the future. Although the Company had working capital of $15,064,475 at December 31, 2011, including $17,840,729 of cash and short-term investments, the Company has insufficient capital to finance its operations and the Company's costs of the Gahcho Kué Project (Note 7) over the next 12 months. The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as exercises of outstanding options and warrants. However, there is no certainty that the Company will be able to obtain financing from any of those sources. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company's ability to continue as a going concern.

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect adjustments to assets and liabilities that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

*Authorization of Financial Statements*

The consolidated financial statements for the year ended December 31, 2011 (including comparatives) were approved by the Board of Directors on March 26, 2012.

## 2. BASIS OF PRESENTATION

These consolidated financial statements of the Company, including its subsidiaries and joint venture, were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). As these financial statements represent the Company's initial presentation of its results and financial position under IFRS, they were prepared in accordance with IFRS 1,

*First-time Adoption of IFRS* ("IFRS 1"). The policies set out below were consistently applied to all the periods presented.

The Company's consolidated financial statements were previously prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP") which differs in some areas from IFRS. Reconciliations and descriptions of the effects of the transition from Canadian GAAP to IFRS on equity, operations, and comprehensive income are provided in Note 15.

These financial statements were prepared under the historical cost convention, as modified by the revaluation of cash and cash equivalents, short-term investments and available-for-sale financial assets at fair value.

## 3. SIGNIFICANT ACCOUNTING POLICIES

### (i) Basis of Preparation

The consolidated financial statements are presented in accordance with IAS 1, *Presentation of Financial Statements.*

The Company has elected to present the 'Statements of Comprehensive Loss' as a single financial statement with its Statements of Income, titled 'Consolidated Statements of Comprehensive Loss'.

The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below.

### (ii) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation. The Company's interest in the Gahcho Kué joint venture has been proportionally consolidated (see Note 7).

Subsidiaries are entities controlled by the Company. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company's interest in the Gahcho Kué joint venture is bound by a contractual arrangement establishing joint control over the joint venture through required unanimous consent of each of the joint venturers for strategic, financial and operating policies of the Gahcho Kué Joint Venture. The Company's interest in the Gahcho Kué joint venture is managed through a jointly controlled unincorporated entity, known as the Gahcho Kué Joint Venture, in which each of the Company (including its wholly-owned subsidiary, Camphor Ventures Inc.), and its joint venture partner, De Beers Canada, have an interest. The Gahcho Kué Joint Venture management committee has two representatives of each of Mountain Province and De Beers Canada. The joint venture partners have appointed De Beers Canada as the operator of the Gahcho Kué Joint Venture.

### (iii) Foreign Currency

The Company's presentation currency is the Canadian Dollar ("CAD"). The functional currency of the Company, its subsidiaries, and the Gahcho Kué Joint Venture is the Canadian Dollar.

In preparing the consolidated financial statements, transactions in currencies other than the Company's functional currency, known as foreign currencies, are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are re-translated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are re-translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise and presented in consolidated Statements of Comprehensive Loss within Office and administration.

During the year ended December 31, 2011, $241,564 of foreign exchange loss was recognized in Office and administrative costs, in the Company's Statement of Comprehensive Loss (December 31, 2010 - $41,130).

*(iv)    Interest income*

Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on the basis of time that has passed, by reference to the principal outstanding and at the effective interest rate applicable.

*(v)    Share-based payments*

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based payment transactions are set out in Note 9 below.

The fair value determined at the grant date of the equity-settled share-based payments is expensed to the Statement of Comprehensive Loss over the vesting period, if any, which is the period during which the employee becomes unconditionally entitled to equity instruments.  At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest, if any.  The Company's equity-settled share-based payments granted to date vest immediately.

Equity-settled share-based payment transactions with parties other than employees, if any, are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

*(vi)    Income Taxes and Deferred Taxes*

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense or benefit is recognized in the Statement of Comprehensive Loss except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the Statement of Comprehensive Loss because of items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, loss carryforwards and tax credit carryforwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carryforwards, and tax credit carryforwards can be utilized, a deferred tax asset is not recognized.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly into equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity respectively.

### (vii)    *Mineral properties and exploration and evaluation costs*

Exploration and evaluation ("E&E") costs are those costs required to find a mineral property and determine commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

Exploration and evaluation costs consist of:
• gathering exploration data through topographical and geological studies;
• exploratory drilling, trenching and sampling;
• determining the volume and grade of the resource;
• test work on geology, metallurgy, mining, geotechnical and environmental; and
• conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company makes a formal decision to develop a mine to extract the mineral reserves. Once the decision to develop the mine is made, and subject to an impairment analysis, capitalized acquisition costs included in the Gahcho Kué Joint Venture are transferred to capitalized costs within property, plant and equipment, or intangible assets, as appropriate. The decision to develop a mine may be impacted by management's assessment of legal, environmental, social and governmental factors.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property. These assets are recognized at fair value. Acquired capitalized exploration and evaluation consists of:
• interest in exploration properties,
• amounts paid for acquired rights associated with exploration properties, and
• amounts paid in connection with sunk cost repayments (Note 7).

*(viii)    Property and equipment*

Property and equipment are recorded and measured at initial recognition at cost. Amortization is provided on items of property and equipment so as to write off their carrying value over their expected useful economic lives. Amortization is calculated once the asset is in use, and at the following rates:

| | |
|---|---|
| Computer equipment | three years, straight-line |
| Production equipment | five years, straight-line |
| Vehicles | five years, straight-line |

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated Statement of Comprehensive Loss when the asset is derecognized. The assets' residual values, useful lives and methods of amortization are reviewed at each reporting period, and adjusted prospectively if appropriate.

*(ix)    Impairment of non-financial assets*

The carrying value of the Company's capitalized acquired mineral property is assessed for impairment when indicators of such impairment exist. Property and equipment is assessed for impairment at the end of each reporting period. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset's value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible.  If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit ("CGU").  CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or Company's other group of assets. The Company has determined that it operates one CGU.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to the Statement of Comprehensive Loss so as to reduce the carrying amount to its recoverable amount. Impairment losses related to continuing operations are recognized in the Statement of Comprehensive Loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the Consolidated Statement of Comprehensive Loss.

*(x)     Financial instruments*

Financial instruments are classified into one of the following four categories: loans and receivables; fair value through profit or loss; held-to-maturity; and available-for-sale. Financial assets are initially measured at fair value. Subsequent measurement and recognition of the changes in fair value of financial instruments depends upon their initial classifications, as follows:

- Financial assets and financial liabilities at fair value through profit and loss include financial assets and financial liabilities that are held for trading or designated upon initial recognition as at fair value through profit and loss. These financial instruments are measured at fair value with changes in fair values recognized in the Statement of Comprehensive Loss.

- Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized as Other Comprehensive Income ("OCI") in the Statement of Comprehensive Loss, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in OCI is recognized within the Statement of Comprehensive Loss.

- Financial assets classified as held-to-maturity and loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method.

- Financial liabilities, other than financial liabilities classified as fair value through profit and loss, are measured in subsequent periods at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a short period, to the net carrying amount on initial recognition.

The Company has classified its financial instruments as follows:

| Asset/Liability | Classification | Measurement |
|---|---|---|
| Cash and cash equivalents | Fair Value through Profit and Loss | Fair Value |
| Short-term investments | Fair Value through Profit and Loss | Fair Value |
| Amounts receivable | Loans and receivables | Amortized cost |
| Marketable securities | Available-for-Sale | Fair Value |
| Accounts payable and accrued liabilities | Other liabilities | Amortized cost |

The Company's cash and cash equivalents consists of balances with banks and highly liquid short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less when acquired. Short-term investments are investments with original maturities of greater than three months when acquired (see Note 5).

The Company had no held-to-maturity financial assets at December 31, 2011, December 31, 2010, or at January 1, 2010.

The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations.

**In Canadian Dollars**

The fair values of the Company's amounts receivable, advances and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments.

*Derivative financial liabilities*
Derivative instruments, including embedded derivatives, are recorded at their fair value on the date the derivative contract is entered into. They are subsequently remeasured at their fair value at each statement of financial position date, and the changes in the fair value are recognized in profit or loss. Fair values for derivative instruments are determined using valuation techniques, including assumptions based on market conditions existing at the date of the consolidated statement of financial position.

Warrants denominated or exerciseable in a foreign currency different from the functional currency of the Company meet the definition of a derivative financial liability and are fair valued at each statement of financial position date using the Black-Scholes option pricing model, with changes in the fair value recognized in the consolidated statement of comprehensive loss.

*(xi) Provisions*

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate not adjusted for credit risk that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as accretion expense. The Company does not have any provisions as of December 31, 2011 other than the provision for decommissioning and restoration associated with the Gahcho Kué Joint Venture.

The Company records as decommissioning and restoration liability the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred. The nature of these decommissioning and restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligation generally arises when the asset is installed or the ground and/or environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized if the Company has a related asset on its balance sheet, or expensed as part of exploration and evaluation expenditures if no asset exists. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the income statement as a finance cost called “interest expense on decommissioning and restoration liability”. Additional disturbances or changes in rehabilitation costs will be recognized as additional capitalized costs (or exploration and evaluation expense depending on whether there was a related asset when the liability was initially recognized) and additional decommissioning and restoration liability when they occur. If it is determined that the expected costs for decommissioning and restoration are reduced, the change in the present value of the reduction is recorded as a reduction in the capitalized costs (or a charge against exploration and evaluation expense), and a reduction of the decommissioning and restoration liability. For closed sites, changes to estimated costs are recognized immediately in the income statement.

The Company has recognized $6,178,004 of decommissioning and restoration liability at December 31, 2011 ($5,704,096 at December 31, 2010, and $8,817,088 at January 1, 2010).

**In Canadian Dollars**

*(xii) Loss per share*

Basic earnings per share is calculated by dividing earnings attributable to common shares divided by the weighted average number of shares outstanding during the period.

Diluted earnings per share is calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and warrants. The denominator is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options and warrants with exercise prices below the average market price for the year.

Shares issuable on exercise of stock options totaling 964,000 on December 31, 2011 (stock options and warrants totaling 3,743,501 on December 31, 2010, and stock options and warrants totaling 4,451,635 on January 1, 2010) were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

*(xiii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company*

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

The Company anticipates that all of the relevant pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company's financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's financial statements.

**Amendments to IFRS 7 *Disclosures – Transfers of Financial Assets* (effective from July 2, 2011)**
The amendments introduce new disclosure requirements about transfers of financial assets including disclosures for:

- financial assets that are not derecognized in their entirety; and
- financial assets that are derecognized in their entirety but for which the entity retains continuing involvement

The adoption of this amendment did not have a material impact on the Company's financial statements.

**IFRS 9 *Financial Instruments***
The IASB aims to replace IAS 39 *Financial Instruments: Recognition and Measurement* in its entirety. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liability in IFRS 9 – fair value through profit or loss ("FVTPL") and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

**IFRS 10 *Consolidated Financial Statements***
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee,

**In Canadian Dollars**

Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 *Consolidation – Special Purpose Entities* and parts of IAS 27 *Consolidated and Separate Financial Statements*. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 10 on its consolidated financial statements.

**IFRS 11 *Joint Arrangements***
IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interest in joint ventures. IFRS 11 supersedes IAS 31, *Interests in Joint Ventures*, and SIC-13 *Jointly Controlled Entities – Non-monetary Contributions by Venturers*. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact that IFRS 11 will have on its consolidated financial statements.

**IFRS 12 *Disclosure of Interest in Other Entities***
IFRS 12, *Disclosure of Interest in Other Entities* was issued by the IASB in May 2011. The new standard includes disclosure requirements about subsidiaries, joint ventures and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company does not expect the adoption to have any impact on its financial statements.

**IFRS 13 *Fair Value Measurement***
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS statements. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 13 on its consolidated financial statements.

**IFRIC 20 *Stripping Costs in the Production Phase of a Surface Mine***
On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current 'stripping activity asset'. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted. The Company is assessing the impact, if any, the adoption of this standard may have on its consolidated financial statements.

## 4. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and

other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant areas requiring the use of management estimates relate to recoverability of the interest in Gahcho Kué Joint Venture, asset valuations, reserve and resource estimation, decommissioning and restoration provisions, and deferred taxes, and the assumptions used in determining the fair value of stock options and warrants, as applicable. Actual results could materially differ from these estimates.

Particularly, the Company reviews its interest in the Gahcho Kué Project for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the carrying values exceed management's estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for the Company's interest in the Gahcho Kué Project represent the Company's assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company's judgments and assumptions, the precision and accuracy of estimates of recoverable amount is subject to significant uncertainties, and may change significantly as additional information becomes known. The Company's assessment is that as at December 31, 2011, there has been no impairment in the carrying value of its Interest in the Gahcho Kué Joint Venture.

The Company has recorded its proportional interest in the asset retirement obligation of the Gahcho Kué Project. The asset retirement obligation calculation, and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the asset retirement obligation may change significantly.

The Company expenses all stock-based payments using the fair value method. The Company also values warrants when issued at fair value. Under the fair value method and option and warrant pricing model used to determine fair value, estimates are made as to the volatility of the Company's shares and the expected life of the options and warrants. Such estimates affect the fair value determined by the option and warrant pricing model.

## 5. FINANCIAL INSTRUMENTS

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the bases of measurement, and the bases for recognition of income and expenses) for each class of financial asset, and financial liability are disclosed in Note 3 (x).

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company's financial assets as at December 31, 2011, December 31, 2010 and January 1, 2010 measured at fair value are cash, short term investments, and marketable securities which is classified as Level 1.

**In Canadian Dollars**

The quoted market value of marketable securities at December 31, 2011, December 31, 2010 and January 1, 2010 was $17,678, $23,062, and $13,431, respectively. The original cost of these marketable securities at December 31, 2011, December 31, 2010 and January 1, 2010 was $4,632 for all periods.

The short-term investments at December 31, 2011, December 31, 2010 and January 1, 2010 are cashable guaranteed investment certificates ("GICs") held with a major Canadian financial institution. The short-term investments at December 31, 2011 were purchased with original maturities between March 2012 and July 2012. There is no restriction on the use of the short-term investments.

The fair values of the amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

| | Balance as at | | |
|---|---|---|---|
| | **December 31, 2011** | December 31, 2010 | January 1, 2010 |
| **Financial assets** | | | |
| **Fair Value Through Profit or Loss** | | | |
| Cash and cash equivalents | **$ 21,546** | $ 23,778,053 | $ 208,559 |
| Short-term investments | **17,819,183** | 9,777,089 | 9,733,718 |
| **Loans and receivables** | | | |
| Amounts receivable | **350,559** | 499,192 | 269,979 |
| **Available-for-Sale** | | | |
| Marketable securities | **17,678** | 23,062 | 13,431 |
| **Financial liabilities** | | | |
| Financial liabilities measured at amortized cost | | | |
| Accounts payable and accrued liabilities | **(3,246,132)** | (4,760,390) | (1,949,489) |

The Company's interest income on short-term investment carried at fair value is presented on the Statement of Comprehensive Loss in the Interest income line.

The Company had no transactions with marketable securities classified as available-for-sale during the year ended December 31, 2011 and December 31, 2010.

## Financial Instruments Risks

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

### *Credit risk*

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company's maximum exposure to credit risk for its amounts receivable is summarized as follows:

**In Canadian Dollars**

| | | **December 31, 2011** | | December 31, 2010 | | January 1, 2010 |
|---|---|---|---|---|---|---|
| 0-30 days | $ | **133,821** | $ | 131,903 | $ | 269,979 |
| 30 to 90 days | | **49,766** | | 126,048 | | - |
| More than 90 days | | **166,972** | | 241,241 | | - |
| **Total** | **$** | **350,559** | **$** | **499,192** | **$** | **269,979** |

On December 31, 2011, and December 31, 2010, the Company does not have any allowance for doubtful accounts.

All of the Company's cash and cash equivalents and short-term investments are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. The short-term investments are cashable in whole or in part, generally with interest, at any time to maturity. Management actively monitors the Company's exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the party from whom the receivables are due - the Canadian government for harmonized sales tax ("HST") refunds receivable in the amount of approximately $350,559 (December 31, 2010 - $498,316; January 1, 2010 - $172,902).

The Company's current policy is to invest excess cash in GICs. It periodically monitors the investments it makes and is satisfied with the credit ratings of its bank.

### *Liquidity risk*

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company's financial liabilities comprise its accounts payable and accrued liabilities, all of which are due within the next 12 month period. Other than minimal office space rental commitments, there are no other operating lease commitments.

### *Market risk*

The Company's marketable securities are classified as available-for-sale, and are subject to changes in the market prices. They are recorded at fair value in the Company's financial statements, based on the closing market value at the end of the period for each security included. The original cost of the marketable securities is $4,632. The Company's exposure to market risk is not considered to be material.

### *Foreign currency sensitivity*

The Company is exposed to foreign currency risk at the balance sheet date through its U.S. denominated accounts payable and cash. A 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar would result in an approximate $6,542 decrease or increase, respectively, in both net and comprehensive loss. The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and U.S. dollar. Accordingly, the Company has not employed any currency hedging programs during the current period.

### *Interest rate sensitivity*

The Company has no significant exposure at December 31, 2011, or December 31, 2010 to interest rate risk through its financial instruments. The short-term investments are at fixed rates of interest that do not fluctuate during the remaining term. The Company has no interest-bearing debt.

**In Canadian Dollars**

## 6. PROPERTY AND EQUIPMENT

The Company's property and equipment for the periods ended December 31, 2011, December 31, 2010, and January 1, 2010 are as follows:

| December 31, 2011 | | Cost | | Accumulated Amortization | | Net Book Value |
|---|---|---|---|---|---|---|
| Computer equipment | $ | 1,206 | $ | 268 | $ | 938 |
| Production equipment | | 7,473 | | 1,121 | | 6,352 |
| Vehicles | | 58,155 | | 22,220 | | 35,935 |
| | $ | 66,834 | $ | 23,609 | $ | 43,225 |

| December 31, 2010 | | Cost | | Accumulated Amortization | | Net Book Value |
|---|---|---|---|---|---|---|
| Computer equipment | $ | - | $ | - | $ | - |
| Production equipment | | 7,473 | | - | | 7,473 |
| Vehicles | | 44,100 | | 8,820 | | 35,280 |
| | $ | 51,573 | $ | 8,820 | $ | 42,753 |

| January 1, 2010 | | Cost | | Accumulated Amortization | | Net Book Value |
|---|---|---|---|---|---|---|
| Computer equipment | $ | - | $ | - | $ | - |
| Production equipment | | - | | - | | - |
| Vehicles | | 44,100 | | - | | 44,100 |
| | $ | 44,100 | $ | - | $ | 44,100 |

## 7. INTEREST IN GAHCHO KUE JOINT VENTURE

The Company holds a 49% interest in the Gahcho Kué Joint Venture located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest. The joint venture between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the "2009 Agreement"). The Company considers that the Gahcho Kué Joint Venture is a related party under IAS 24 – *Related Parties*.

The 2009 Agreement's provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company accounts for the Project as a joint venture in accordance with IAS 31 – *Interests in Joint Ventures*. The Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in its consolidated financial statements effective July 4, 2009.

Under a previous agreement (the "2002 Agreement") in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the "Participants") under which:

(a) The Participants' continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with the Company's interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

(b) Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;

(c) Each Participant will contribute their proportionate share to the future project development costs;

**In Canadian Dollars**

(d) Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;

(e) The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;

(f) The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) in settlement of the Company's share of the agreed historic sunk costs on the following schedule:

- $200,000 on execution of the 2009 Agreement (the Company's contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement – paid; expensed and included in the opening deficit at January 1, 2010);
- Up to $5.1 million in respect of De Beers Canada's share of the costs of the feasibility study; ($4,366,362 to December 31, 2011, included in "Interest in Gahcho Kué Joint Venture");
- $10 million upon the completion of a feasibility study with at least a 15% IRR and approval of the necessary development work for a mine (as defined in the 2009 Agreement) (paid March 15, 2011, included in "Interest in Gahcho Kué Joint Venture");
- $10 million following the issuance of the construction and operating permits;
- $10 million following the commencement of commercial production; and
- The balance of approximately $24.4 million within 18 months following commencement of commercial production.

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they are being capitalized to Interest in Gahcho Kué Joint Venture as "acquired exploration and evaluation".

During the Company's fiscal year ended March 31, 2008, the Company acquired Camphor Ventures Inc., whose principal asset was its 4.9% interest in the Gahcho Kué Joint Venture, which resulted in the Company's 49% interest in the Gahcho Kué Joint Venture. The Company has recorded the cost of this purchase as "Interest in Gahcho Kué Joint Venture" on its balance sheet at the net purchase price of $26,268,792.

The continuity of the Interest in Gahcho Kué Joint Venture is as follows:

| | | |
|---|---|---|
| **Balance, January 1, 2010** | **$** | **35,730,073** |
| Amounts capitalized for sunk cost repayments in fiscal year | | 2,837,596 |
| Change in proportionate share of w orking capital | | 1,022,371 |
| Change in expected decommissioning and restoration liability | | (2,608,255) |
| **Balance, December 31, 2010** | **$** | **36,981,785** |
| Change in proportionate share of w orking capital | | 572,375 |
| Change in expected decommissioning and restoration liability | | 410,593 |
| Amounts capitalized for sunk cost repayments in the year | | 10,237,929 |
| **Balance, December 31, 2011** | **$** | **48,202,682** |

**MOUNTAIN PROVINCE DIAMONDS INC.**
**Notes to Consolidated Financial Statements**
**For the Year Ended December 31, 2011**
**In Canadian Dollars**

Summarized below are the results of operations, cash flows and financial position relating to the Company's proportional interest (49%) in the accounts of the Gahcho Kué joint venture for the year months ended December 31, 2011 and 2010:

| | Year Ended December 31, 2011 | | Year Ended December 31, 2010 |
|---|---|---|---|
| **Results of Operations** | | | |
| Revenue | $ - | $ | - |
| Expenses | (8,540,441) | | (8,122,822) |
| **Proportionate share of net loss** | $ (8,540,441) | $ | (8,122,822) |
| | | | |
| **Cash Flows** | | | |
| Operating activities | $ (7,889,959) | $ | (6,975,189) |
| Financing activities | 7,905,220 | | 6,982,662 |
| Investing activities | (15,261) | | (7,473) |
| **Proportionate share of change in cash and cash equivalents** | $ - | $ | - |

| | As at December 31, 2011 | | As at December 31, 2010 |
|---|---|---|---|
| **Financial Position** | | | |
| Current assets | $ 113,533 | $ | 136,442 |
| Non-current assets | 5,958,567 | | 5,547,501 |
| Current liabilities | (1,756,902) | | (1,207,433) |
| Non-current liabilities | (6,178,004) | | (5,704,096) |
| **Proportionate share of net liabilities** | $ (1,862,806) | $ | (1,227,586) |

**MOUNTAIN PROVINCE DIAMONDS INC.**
**Notes to Consolidated Financial Statements**
**For the Year Ended December 31, 2011**
**In Canadian Dollars**

___

## 8. DECOMMISSIONING AND RESTORATION LIABILITY

The Gahcho Kué Joint Venture decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2011:

| | | Year ended December 31, 2011 | | Year ended December 31, 2010 |
|---|---|---|---|---|
| Expected undiscounted cash flows | $ | 13,438,206 | $ | 13,616,550 |
| Inflation | | 0% | | 0% |
| Discount rate | | 0.45% | | 1.11% |
| Periods | | between 2014 and 2028 | | between 2013 and 2027 |
| With probabilities between | | 10% and 70% | | 10% and 70% |

The balance of the decommissioning and restoration liability at December 31, 2011 is follows:

| | | Year ended December 31, 2011 | | Year ended December 31, 2010 |
|---|---|---|---|---|
| Balance, beginning of year | $ | 5,704,096 | $ | 8,187,088 |
| Change in estimate of discounted cash flows for the year | | 410,593 | | (2,608,255) |
| Accretion recorded during the year | | 63,315 | | 125,263 |
| Balance, end of year | $ | 6,178,004 | $ | 5,704,096 |

## 9. SHAREHOLDERS' EQUITY

### i. Authorized share capital

Unlimited common shares, without par value.  Each common share entitles the holder to one shareholder vote.

There is no other class of shares in the Company.

### ii. Share capital

The number of shares issued and fully paid as at December 31, 2011 is 80,345,558.  There are no shares issued but not fully paid.

On May 17, 2010, the Company completed a non-brokered private placement of 5,476,177 common shares at a price of $2.10 per common share, to raise gross proceeds of $11,499,972, and on November 18, 2010, the Company completed a private placement financing of 4,600,000 common shares at $5.00 per share for gross proceeds of $23,000,000.   Net proceeds totaled $33,048,756.

### iii. Stock Options and Share-based Payments Reserve

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the "Plan") which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company's issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan.

**MOUNTAIN PROVINCE DIAMONDS INC.**
**Notes to Consolidated Financial Statements**
**For the Year Ended December 31, 2011**
**In Canadian Dollars**

The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 6,309,774 shares, and as at December 31, 2011, there were 5,345,774 shares available to be issued under the Plan. All stock options are settled by issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

| | December 31, 2011 | | December 31, 2010 | |
| | Number of options | Weighted average exercise price | Number of options | Weighted average exercise price |
| --- | --- | --- | --- | --- |
| Balance at beginning of year | 1,084,635 | $ 1.69 | 1,234,635 | $ 1.75 |
| Granted during the year | 150,000 | 6.13 | - | - |
| Exercised during the year | (270,635) | 2.46 | (150,000) | 2.17 |
| Balance at end of year | 964,000 | $ 2.16 | 1,084,635 | $ 1.69 |
| | | | | |
| Options exercisable at the end of the year | 964,000 | | 1,084,635 | |

The fair value of the 150,000 stock options granted in the year has been estimated on the date of the grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options (five years). There were no stock options granted in the year ended December 31, 2010.

| | |
| --- | --- |
| Weighted average share price | $3.25 |
| Exercise price | $6.13 |
| Expected volatility | 60.22% |
| Expected option life | 5 years |
| Expected forfeiture | none |
| Expected dividend yield | 0% |
| Risk-free interest rate | 2.46% |

During the year ended December 31, 2011, 270,635 stock options were exercised for gross proceeds of $665,000 (December 31, 2010 – 150,000 stock options were exercised for gross proceeds of $326,000). Subsequent to December 31, 2011, 300,000 stock options were exercised for gross proceeds of $516,000.

The following table summarizes options outstanding at the end of periods presented:

| | December 31, 2011 | | December 31, 2010 | |
| | Range of exercise prices | Weighted average remaining contractual life | Range of exercise prices | Weighted average remaining contractual life |
| --- | --- | --- | --- | --- |
| Options outstanding at the end of the period: | $1.26 - $6.13 | 2.47 years | $1.26 - $4.50 | 2.85 years |

The following tables reflect the Black-Scholes values (share-based payments reserve amounts), the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at December 31, 2011, December 31, 2010, and as at January 1, 2010.

**In Canadian Dollars**

**At December 31, 2011**

| Expiry Date | Black-Scholes Value | Number of Options | Weighted Average (Years) | Exercise Price |
|---|---|---|---|---|
| November 23, 2013 | $ 327,932 | 514,000 | 1.01 years | $ 1.26 |
| August 25, 2014 | 268,405 | 300,000 | 0.83 years | 1.72 |
| January 9, 2016 | 487,085 | 150,000 | 0.63 years | 6.13 |
| | $ 1,083,422 | 964,000 | 2.47 years | |

**At December 31, 2010**

| Expiry Date | Black-Scholes Value | Number of Options | Weighted Average (Years) | Exercise Price |
|---|---|---|---|---|
| January 30, 2011 | 321,100 | 100,000 | 0.01 years | $ 4.50 |
| November 23, 2013 | 436,797 | 684,635 | 1.83 years | $ 1.26 |
| August 25, 2014 | 268,405 | 300,000 | 1.01 years | $ 1.72 |
| | $ 1,026,302 | 1,084,635 | 2.85 years | |

**At January 1, 2010**

| Expiry Date | Black-Scholes Value | Number of Options | Weighted Average (Years) | Exercise Price |
|---|---|---|---|---|
| November 1, 2010 | $ 180,100 | 100,000 | 0.07 years | $ 2.63 |
| January 30, 2011 | 321,100 | 100,000 | 0.09 years | 4.50 |
| November 23, 2013 | 468,697 | 734,635 | 2.32 years | 1.26 |
| August 25, 2014 | 268,405 | 300,000 | 1.13 years | 1.72 |
| | $ 1,238,302 | 1,234,635 | 3.61 years | |

The share-based payments recognized as an expense for each year are:

| | **Year ended December 31, 2011** | Year ended December 31, 2010 |
|---|---|---|
| Expense recognized in the period for share-based payments | $487,085 | - |

The share-based payments amount of $487,085 for the year ended December 31, 2011 is recorded in Consulting fees.

Subsequent to the year-end, on March 8, 2012, 200,000 stock options were granted. These stock options vest immediately, and have an expiry date of March 7, 2017 and an exercise price of $4.84. The fair value of the 200,000 stock options has been estimated on the date of the grant using the Black-Scholes option pricing model and totals $505,000. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing price for a period that reflects the five-year expected life of the options.

| | |
|---|---|
| Exercise price | $4.84 |
| Expected volatility | 60.8% |
| Expected option life | 5 years |
| Expected forfeiture | none |
| Expected dividend yield | 0% |
| Risk-free interest rate | 1.5% |

**In Canadian Dollars**

### *iv. Warrants*

The following is a summary of warrants outstanding at December 31, 2010, and January 1, 2010. There are no warrants outstanding at December 31, 2011.

| Date of Issue | Number of Warrants | Exercise Price | | Expiry Date |
|---|---|---|---|---|
| August 4, 2009 | 1,054,916 | $2.00 | or $1.73 US | February 4, 2011 |
| December 8, 2009 | 1,603,950 | $3.20 | | June 8, 2011 |
| **Warrants outstanding December 31, 2010** | **2,658,866** | | | |
| August 4, 2009 | 1,500,000 | $2.00 | or $1.73 US | February 4, 2011 |
| December 8, 2009 | 1,717,000 | $3.20 | | June 8, 2011 |
| **Warrants outstanding January 1, 2010** | **3,217,000** | | | |

The warrants issued August 4, 2009 were able to be exercised for either $2.00 Canadian or $1.73 US. As they can be exercised in a foreign currency different than the functional currency of the Company, they meet the definition of a financial liability and accordingly are presented as such on the Company's statement of financial position. They are revalued at fair value at each period using the Black-Scholes option pricing model, and with the assumptions listed below for December 31, 2010 and January 1, 2010:

**Black-Scholes assumptions**

| | At December 31, 2010 | At January 1, 2010 |
|---|---|---|
| Exercise price | C$2.00 or US$1.73 | C$2.00 or US$1.73 |
| Expected volatility | 49.22% | 64.78% |
| Expected warrant life | 1 month | 13 months |
| Expected dividend yield | $0 | $0 |
| Risk-free interest rate | 1.07% | 0.75% |
| Fair value of warrants | $3.933 | $0.729 |

In the first half of the year, 2,658,866 warrants were exercised before expiry for gross proceeds of $7,242,471 (December 31, 2010 – 558,134 for gross proceeds of $1,251,928).

### *v. Shareholder Rights Plan*

On September 7, 2010, the Board of Directors of the Company approved an amended Shareholder Rights Plan (the "Rights Plan"), which was ratified by the shareholders at the Annual General Meeting on November 18, 2010. The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

**In Canadian Dollars**

## 10. INCOME TAXES

**Rate Reconciliation**
The provision for income tax differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 26.5% (2010 – 26.5%):

| | | December 31, 2011 | | December 31, 2010 |
|---|---|---|---|---|
| Loss before income taxes | $ | 11,538,935 | $ | 14,534,727 |
| | | *26.5%* | | *26.5%* |
| Tax recovery calculated using statutory rates | | 3,057,818 | | 3,851,703 |
| Expenses not subject to taxation or (expenses not deductible for taxation) | | 69,491 | | (1,272,930) |
| Other | | (33,226) | | (39,080) |
| Tax benefits not recognized | | (3,094,083) | | (2,539,693) |
| Income tax expenses (recovery) | $ | - | $ | - |

**Unrecognized deferred tax assets**

Deferred income tax assets have not been recognized in respect of the following items:

| | | December 31, 2011 | | December 31, 2010 |
|---|---|---|---|---|
| Gahcho Kué Joint Venture | $ | 12,271,065 | $ | 9,362,995 |
| Loss carryforwards | | 3,363,180 | | 3,061,541 |
| Share issuance cost | | 303,230 | | 418,856 |
| | $ | 15,937,475 | $ | 12,843,392 |

**Income tax attributes**

As at December 31, 2011, the Company had the following approximate income tax attributes to carry forward:

| | | Amounts | Expiry Date |
|---|---|---|---|
| Non-capital losses | $ | 12,691,200 | 2026-2031 |
| Tax basis of mineral properties | $ | 41,981,700 | Indefinite |
| Tax basis of mineral properties, successored | $ | 29,151,900 | * see below |

## 11. LEASES

The total future minimum lease payments for office space under non-cancellable operating leases are as follows:

| | | 2012 | | 2013 | | 2014 | | 2015 | | Thereafter | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Future minimum lease payments** | **$** | **128,696** | **$** | **140,396** | **$** | **140,396** | **$** | **140,396** | **$** | **152,096** | **$** | **701,980** |

**In Canadian Dollars**

## 12. RELATED PARTIES

The Company's related parties include its subsidiaries, the Gahcho Kué Joint Venture, key management and their close family members, and the Company's directors. None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Outstanding balances are settled in cash.

The Company had the following transactions and balances with key management personnel. There were no transactions with the Gahcho Kué Joint Venture.

| | | December 31, 2011 | | December 31, 2010 |
|---|---|---|---|---|
| The total of the transactions: | | | | |
| Remuneration | $ | **1,450,068** | $ | 716,978 |
| The amount of outstanding balances: | | | | |
| Payable | | **313,000** | | 186,619 |

The remuneration of directors and other members of key management personnel for the year ended December 31, 2011 and the year ended December 31, 2010 were as follows:

| | | December 31, 2011 | | December 31, 2010 |
|---|---|---|---|---|
| Salary, bonus and other short-term employee benefits | $ | **962,983** | $ | 716,978 |
| Share-based payments | | **487,085** | | - |
| | $ | **1,450,068** | $ | 716,978 |

In accordance with IAS 24 *Related Parties*, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

## 13. CAPITAL MANAGEMENT

The Company considers its capital structure to consist of share capital, contributed surplus, options and warrants. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company's main property, Gahcho Kué, is in the development and permitting stage, and as such the Company is dependent on external equity financing to fund its activities. In order to carry out the planned management of our properties and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company's capital for the reporting periods is summarized as follows:

**In Canadian Dollars**

| | December 31, 2011 | December 31, 2010 | January 1, 2010 |
|---|---|---|---|
| Share capital | **$ 146,911,995** | $ 133,344,866 | $ 97,312,714 |
| Value assigned to warrants | **-** | 969,942 | 1,051,564 |
| Share-based payments reserve | **1,083,422** | 1,026,302 | 1,238,302 |
| Deficit | **(90,876,085)** | (79,337,150) | (64,802,423) |
| | **$ 57,119,332** | $ 56,003,960 | $ 34,800,157 |

There were no changes in the Company's approach to capital management during the year ended December 31, 2011. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

## 14. SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

## 15. TRANSITION TO IFRS

The Company's audited consolidated annual financial statements for the year ended December 31, 2011 are the first annual financial statements that are prepared in accordance with IFRS, and these consolidated financial statements were prepared as described in Note 2, including the application of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS.

IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010 (the "Transition Date"). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which, for the Company, is December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exemptions for first time IFRS adopters.

*Initial elections upon adoption*
Set forth below are the IFRS 1 applicable exemptions and elections applied in the Company's conversion from Canadian Generally Accepted Accounting Principles ("Canadian GAAP") to IFRS.

**Share-based payments**
IFRS 2, *Share-based Payments*, ("IFRS 2"), encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the Transition Date. The Company has taken the exemption provided under IFRS 1 and is not applying IFRS 2 to any options fully vested at the Transition Date.

**Decommission and restoration liability exemption**
The Company has included on its balance sheet a decommissioning and restoration liability as a result of proportionately consolidating the Gahcho Kué Joint Venture effective July 4, 2009. Under IFRS 1, a first-time adopter need not comply with specific requirements for changes in liabilities that occurred before the date of transition to IFRS as identified under IFRIC 1 *Changes in Existing Decommissioning, Restoration and Similar Liabilities*. The Company has taken the exemption, and as a result, it has measured the liability as at the date of transition to IFRSs in accordance with IAS 37, *Provisions, Contingent Assets and Contingent Liabilities*, and estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using the Company's best estimate of the historical risk-adjusted discount rate that would have been applied for that liability over the intervening period.

**Property and Equipment**
The Company has applied IAS 16, *Property Plant and Equipment* to all fixed assets with retrospective application, and carries all fixed assets at historic cost. The Company has elected not to use fair value as the deemed cost at the Transition Date.

**Financial instruments**
Under IFRS 1, an optional exemption exists relating to designation of previously recognized financial instruments, which allows financial instruments to be redesignated at the date of transition as either available-for-sale, or as at fair value through profit and loss ("FVTPL"). The Company has taken the exemption but the redesignation has no impact because the Company will retain its applicable marketable securities as "available-for-sale" at the Transition Date.

**Assets and liabilities in separate and consolidated financial statements**
The Company's subsidiaries have adopted IFRS at the same time as the parent. The Gahcho Kué Joint Venture has reported under IFRS from inception. The Company's consolidated financial statements measure its proportionate share of the assets and the liabilities of the Gahcho Kué Joint Venture at the same carrying values as in the financial statements of the Gahcho Kué Joint Venture.

**MOUNTAIN PROVINCE DIAMONDS INC.**
**Notes to Consolidated Financial Statements**
**For the Year Ended December 31, 2011**
**In Canadian Dollars**

**Estimates**

Hindsight cannot be used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

*Reconciliations of Canadian GAAP to IFRS*

IFRS 1 requires an entity to reconcile equity, comprehensive income or loss and cash flows at certain periods. The following paragraphs explain the significant differences between Canadian GAAP and IFRS. These differences result in the adjustments in the tables below:

*Reconciliation of equity*

| Reconciliation of Equity | Note | December 31, 2010 | January 1, 2010 |
|---|---|---|---|
| **Shareholders' Equity under Canadian GAAP:** | | $ 105,164,029 | $ 71,516,301 |
| Exploration and evaluation costs expensed | 1 | (42,740,884) | (34,775,176) |
| Reversal of future income tax recoveries | 2 | (1,453,393) | (954,648) |
| Reversal of tax benefit of financing costs | 2 | (578,128) | - |
| Adjustment of decommissioning and restoration liability | 3 | 388,818 | 115,979 |
| Depreciation expensed | 4 | (8,820) | - |
| Reversal of warrants accounted for as equity | 6 | - | (819,000) |
| Expense to fair value warrants exercisable in a foreign currency | 6 | (4,749,232) | (274,500) |
| **Total Equity under IFRS** | | $ 56,022,390 | $ 34,808,956 |

*Reconciliation of comprehensive loss*

| Reconciliation of comprehensive loss | Note | For the year ended December 31, 2010 |
|---|---|---|
| **Comprehensive loss under Canadian GAAP** | | $ (1,557,084) |
| Exploration and evaluation costs expensed | 1 | (7,965,708) |
| Reversal of future income tax recoveries | 2 | (498,745) |
| Adjustment of decommissioning and restoration liability | 3 | 272,839 |
| Depreciation expensed | 4 | (8,820) |
| Loss on revaluation of warrants exerciseable in foreign currency | 6 | (4,767,578) |
| **Comprehensive loss under IFRS** | | $ (14,525,096) |

*Reconciliation of cash flows*

| Reconciliation of cash flows from operating activities | Note | For the year ended December 31, 2010 |
|---|---|---|
| **Cash used in operating activities, Canadian GAAP** | | $ (988,249) |
| Exploration and evaluation costs expensed | 1 | (7,965,708) |
| Classification of interest income as investing activity | 7 | (122,590) |
| Elimination of exploration and evaluation amounts included in working capital | 1 | 1,807,578 |
| **Cash used in operating activities, IFRS** | | $ (7,268,969) |

**MOUNTAIN PROVINCE DIAMONDS INC.**
**Notes to Consolidated Financial Statements**
**For the Year Ended December 31, 2011**
**In Canadian Dollars**

| *Reconciliation of cash flows from investing activities* | Note | | For the year ended December 31, 2010 |
|---|---|---|---|
| **Cash used in investing activities, Canadian GAAP** | | $ | **(10,068,941)** |
| Exploration and evaluation costs expensed | 1 | | 7,965,708 |
| Classification of interest income as investing activity | 7 | | 122,590 |
| Elimination of exploration and evaluation amounts included in working capital | 1 | | (1,807,578) |
| **Cash used in investing activities, IFRS** | | $ | **(3,788,221)** |

**Changes in accounting policies**

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous historical Canadian GAAP accounting policies and the current IFRS policies applied by the Company.

1. **Exploration and evaluation**

Under IFRS, the Company's policy is to expense exploration and evaluation costs as incurred until such time as the Company makes a formal decision to develop a mine to extract the mineral reserves. As well, the Company capitalizes acquired evaluation and exploration costs. It also capitalizes the historic agreed sunk cost repayments as they become due (see Note 7).

Once the decision to develop the mine is made, and subject to impairment analysis, capitalized acquisition costs included in the Gahcho Kué Joint Venture are transferred to capitalized costs within property, plant and equipment, or intangible assets, as appropriate. The decision to develop a mine may be impacted by management's assessment of legal, environmental, social and governmental factors.

Under Canadian GAAP, the Company's exploration and evaluation costs incurred prior to establishing proven and probable reserves for an exploration property or to expand existing properties were capitalized as exploration and evaluation assets. Under Canadian GAAP, acquired exploration and evaluation assets capitalized included a gross-up for future income taxes payable.

On transition to IFRS, in the opening balance sheet, the change in accounting policy resulted in a reduction of assets (excluding reversal of the future income tax liability inclusion of $6,131,529), and an increase in the opening deficit of $34,775,176.

Cash used in operating activities is increased as a result of expensing exploration and evaluation under IFRS, while cash used in investing activities is decreased by the same amount since exploration and evaluation was capitalized under Canadian GAAP and considered an investing activity.

2. **Income Taxes**

Under IFRS, there is no gross-up on acquired exploration and evaluation assets for their associated future income tax liability. On transition, the change in accounting policy resulted in a reduction of assets of $6,131,529 (as above), and a corresponding reduction in future income tax liability of $6,131,529. Future income tax recoveries recorded prior to the Transition Date in the amount of $954,648 were reversed from their impacts on the Company's future income tax liability under Canadian GAAP, and their resulting increase in the Company's deficit.

There is no impact on cash flows as a result of this adjustment since future income tax recoveries and liabilities under Canadian GAAP or IFRS are not cash-related.

**In Canadian Dollars**

**3. Changes in existing decommissioning and restoration liability**

The decommissioning and restoration liability was calculated as at the Transition Date, and revalued as at December 31, 2010 for changes in undiscounted, uninflated cash flows, and other assumptions.

Under IAS 37, the estimated cash flows related to the decommissioning and restoration liability have been risk adjusted, therefore, the provision has been discounted at a risk-free rate of 1.53% based on Bank of Canada real return bond rates at the Transition Date.

This resulted in a $3,083,213 increase to the decommissioning liability with a corresponding increase to the Company's Interest in Gahcho Kué Joint Venture as at the Transition Date.

There is no impact on cash flows as a result of this adjustment since the decommissioning and restoration liability, and the interest expense recorded relating to the decommissioning and restoration liability are not cash-related under either Canadian GAAP or IFRS.

**4. Depreciation expense**

Under Canadian GAAP, the depreciation associated with the Company's proportionate share of fixed assets was capitalized to the Company's Interest in Gahcho Kué Joint Venture. Under IFRS, the depreciation is expensed.

There is no impact on the Company's deficit at the Transition Date since the related fixed assets were not yet depreciated. For the year ended December 31, 2010, there was a resulting increase in the deficit of $8,820.

There is no impact on cash flows as a result of this adjustment since depreciation is not cash-related under Canadian GAAP or IFRS.

**5. Reversal of tax benefit of financing costs**

Under Canadian GAAP, a tax benefit associated with costs of financings was recorded. Under IFRS, with no deferred tax asset recorded in the Company, the tax benefit is reversed. This resulted in a decrease to Share Capital in the year ended December 31, 2010 of $578,128. There is no impact at the Transition Date.

There is no impact on cash flows as a result of this adjustment since tax benefits under Canadian GAAP or IFRS are not cash-related.

**6. Reclassification and revaluation of warrants exerciseable in foreign currency**

Under Canadian GAAP, the fair value of warrants issued is recorded under equity. On transition, the Company had warrants issued on August 4, 2009 which were able to be exercised for either $2.00 Canadian or $1.73 US. As they can be exercised in a foreign currency different than the functional currency of the Company, they meet the definition of a financial liability under IFRS, and accordingly are presented as such on the Company's statement of financial position effective with the Transition Date. They have been revalued at fair value at each period using the Black-Scholes option pricing model, as described in Note 9(iv). This resulted in a decrease in equity at the Transition Date of $1,093,500, consisting of $819,000 removed from equity and recorded as a liability, and $274,500 being the revaluation of the fair value from the time of grant (August 4, 2009) to January 1, 2009.

There is no impact on cash flows as a result of this adjustment since the changes are within the cash provided by operations.

**MOUNTAIN PROVINCE DIAMONDS INC.**
**Notes to Consolidated Financial Statements**
**For the Year Ended December 31, 2011****In Canadian Dollars**

## 7. Presentation Reclassifications

Under IFRS, the Company has included interest expense relating to its decommissioning and restoration liability as other expenses. As well, under IFRS, for cash flow purposes, the Company considers interest income received on investments of its excess cash to be investing activities for cash flow purposes. Under Canadian GAAP, the interest income received was recorded as an operating activity.

### *Reconciliations of Statements of Comprehensive Loss from Canadian GAAP to IFRS*

The following is a reconciliation of consolidated Statement of Comprehensive Loss as of December 31, 2010 from Canadian GAAP to IFRS:

| | Canadian GAAP Year ended December 31, 2010 | IFRS Adjustments | IFRS Year ended December 31, 2010 |
|---|---|---|---|
| **Expenses:** | | | |
| Consulting fees | (721,987) | | (721,987) |
| Depreciation | - | (8,820) | (8,820) |
| Exploration and evaluation expenses | - | (7,965,708) | (7,965,708) |
| Gahcho Kué Project management fee | (162,613) | | (162,613) |
| Office and administration | (200,274) | | (200,274) |
| Professional fees | (340,051) | | (340,051) |
| Promotion and investor relations | (78,499) | | (78,499) |
| Salary and benefits | (45,162) | | (45,162) |
| Transfer agent and regulatory fees | (124,255) | | (124,255) |
| Travel | (117,107) | | (117,107) |
| Net loss for the year from operations | (1,789,948) | (7,974,528) | (9,764,476) |
| Other expenses: | | | |
| Accretion expense on decommissioning and restoration liability | (398,102) | 272,839 | (125,263) |
| Loss on revaluation of w arrants exerciseable in a foreign currency | - | (4,767,578) | (4,767,578) |
| Other income: | | | |
| Interest income | 122,590 | | 122,590 |
| Net loss for the year before tax recovery | (2,065,460) | (12,469,267) | (14,534,727) |
| Future income tax recovery | 498,745 | (498,745) | - |
| Net loss for the year after tax | (1,566,715) | (12,968,012) | (14,534,727) |
| Other Comprehensive Loss | | | |
| Change in fair value of available-for-sale marketable securities | 9,631 | | 9,631 |
| Comprehensive loss for the year | (1,557,084) | (12,968,012) | (14,525,096) |
| Basic and diluted loss per share | $ (0.02) | | $ (0.21) |
| Weighted average number of shares outstanding | 70,833,448 | | 70,833,448 |

In Canadian Dollars

## Reconciliations of Balance Sheets from Canadian GAAP to IFRS

The following is a reconciliation of the consolidated Balance Sheet as of December 31, 2010:

| | | Canadian GAAP December 31, 2010 | | IFRS Adjustments On transition | | IFRS Adjustments | | IFRS December 31, 2010 |
|---|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | | |
| Current assets | | | | | | | | |
| Cash and cash equivalents | $ | 23,778,053 | | | | | $ | 23,778,053 |
| Short-term investments | | 9,777,089 | | | | | | 9,777,089 |
| Marketable securities | | 23,062 | | | | | | 23,062 |
| Amounts receivable | | 499,192 | | | | | | 499,192 |
| Advances and prepaid expenses | | 134,174 | | | | | | 134,174 |
| | | 34,211,570 | | | | | | 34,211,570 |
| Property and equipment | | 42,753 | | | | | | 42,753 |
| Gahcho Kué Joint Venture | | 83,051,319 | | (37,707,513) | | (8,362,021) | | 36,981,785 |
| **Total assets** | **$** | **117,305,642** | **$** | **(37,707,513)** | **$** | **(8,362,021)** | **$** | **71,236,108** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | | | | |
| Current liabilities | | | | | | | | |
| Accounts payable and accrued liabilities | $ | 4,760,390 | | | | | $ | 4,760,390 |
| Warrants exerciseable in a foreign currency | | - | | 1,093,500 | | 3,655,732 | | 4,749,232 |
| Total current liabilities | | 4,760,390 | | 1,093,500 | | 3,655,732 | | 9,509,622 |
| Future income tax liabilities | | 4,100,008 | | (5,176,881) | | 1,076,873 | | - |
| Decommissioning and restoration liability | | 3,281,215 | | 3,083,213 | | (660,332) | | 5,704,096 |
| Shareholders' equity: | | | | | | | | |
| Share capital | | 133,054,164 | | | | 290,702 | | 133,344,866 |
| Value assigned to warrants | | 1,545,926 | | (819,000) | | 243,016 | | 969,942 |
| Share-based payments reserve | | 1,026,302 | | | | | | 1,026,302 |
| Deficit | | (30,480,793) | | (35,888,345) | | (12,968,012) | | (79,337,150) |
| Accumulated other comprehensive income | | 18,430 | | | | | | 18,430 |
| **Total shareholders' equity** | | **105,164,029** | | **(36,707,345)** | | **(12,434,294)** | | **56,022,390** |
| **Total liabilities and shareholders' equity** | **$** | **117,305,642** | **$** | **(37,707,513)** | **$** | **(8,362,021)** | **$** | **71,236,108** |

**In Canadian Dollars**

The following is a reconciliation of the consolidated Balance Sheet as of January 1, 2010:

| | Canadian GAAP December 31, 2009 | IFRS Adjustments | IFRS January 1, 2010 |
|---|---|---|---|
| **ASSETS** | | | |
| Current assets | | | |
| Cash and cash equivalents | $ 208,559 | | $ 208,559 |
| Short-term investments | 9,733,718 | | 9,733,718 |
| Marketable securities | 13,431 | | 13,431 |
| Amounts receivable | 269,979 | | 269,979 |
| Advances and prepaid expenses | 39,173 | | 39,173 |
| | 10,264,860 | - | 10,264,860 |
| Property and equipment | 44,100 | | 44,100 |
| Gahcho Kué Joint Venture | 73,437,586 | (37,707,513) | 35,730,073 |
| **Total assets** | **$ 83,746,546** | **$ (37,707,513)** | **$ 46,039,033** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| Current liabilities | | | |
| Accounts payable and accrued liabilities | $ 1,949,489 | | $ 1,949,489 |
| Warrants exerciseable in a foreign currency | - | 1,093,500 | 1,093,500 |
| Total current liabilities | 1,949,489 | 1,093,500 | 3,042,989 |
| Future income tax liabilities | 5,176,881 | (5,176,881) | - |
| Decommissioning and restoration liability | 5,103,875 | 3,083,213 | 8,187,088 |
| Shareholders' equity: | | | |
| Share capital | 97,312,714 | | 97,312,714 |
| Value assigned to w arrants | 1,870,564 | (819,000) | 1,051,564 |
| Share-based payments reserve | 1,238,302 | | 1,238,302 |
| Deficit | (28,914,078) | (35,888,345) | (64,802,423) |
| Accumulated other comprehensive income | 8,799 | | 8,799 |
| Total shareholders' equity | **71,516,301** | **(36,707,345)** | **34,808,956** |
| **Total liabilities and shareholders' equity** | **$ 83,746,546** | **$ (37,707,513)** | **$ 46,039,033** |

## 16. SUBSEQUENT EVENT

In January 2012, the Company announced that the Board of Directors had approved a proposal to spin-out the Company's 100%-controlled Kennady North project into a newly incorporated company, Kennady Diamonds Inc. ("Kennady Diamonds") through a plan of arrangement and subject to regulatory, court and shareholder approvals.

On March 12, 2012, Kennady Diamonds and Mountain Province entered into an arrangement agreement (the "Arrangement") pursuant to which Mountain Province will transfer its interest in the Kennady North Project, including permits, mining claims, rights and title, in the Northwest Territories in Canada, and $3,000,000 of cash, to Kennady Diamonds in exchange for one common share of Kennady Diamonds for every five common shares of Mountain Province outstanding. The Arrangement calls for the share capital of Mountain Province to be reorganized into a new class of shares which will be distributed, with the Kennady Diamonds common shares, to the existing Mountain Province common shareholders.

After completing the Arrangement, Kennady Diamonds will hold Mountain Province's interest in the Kennady North Project and will be capitalized with $3,000,000 of cash.

The various transactions contemplated by the Arrangement have not been completed.

The Arrangement has been approved by the Board of Directors of Mountain Province and is subject to approval by two-thirds of the votes cast by holders of Mountain Province common shares, at a special meeting of Mountain Province shareholders scheduled for April 25, 2012.

# CORPORATE INFORMATION

## HEAD OFFICE

**Mountain Province Diamonds Inc.**
161 Bay Street
Suite 2315, PO Box 216
Toronto, Ontario
M5J 2S1

T: 416-361-3562
F: 416-603-8565

## INVESTOR RELATIONS

**Patrick Evans**
*President and CEO*

T: 416-361-3562
F: 416-603-8565
E: info@mountainprovince.com
www.mountainprovince.com

## REGISTRAR & TRANSFER AGENT

**Computershare Investor Services**
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

T: 416-263-9200
F: 1-888-453-0330
E: service@computershare.com

## AUDITORS

**KPMG LLP**
333 Bay Street, Suite 4600
Toronto, Ontario
M5H 2S5

## LEGAL COUNSEL

**Fraser Milner Casgrain LLP**
77 King Street West
Suite 400, P.O. Box 42
Toronto Dominion Centre
Toronto, Ontario
M5K OA1

## OFFICERS AND DIRECTORS

**Jonathan Comerford, MBA**
*Chairman*

**Patrick Evans**
*President, CEO and Director*

**Jennifer Dawson**
*CFO and Corporate Secretary*

**D.H.W. Dobson, CA**
*Director*

**Elizabeth Kirkwood**
*Director*

**Peeyush Varshney, LL.B**
*Director*

**Carl G. Verley, B.Sc., P.Geo.**
*Director*

**David Whittle, CA**
*Director*

**www.mountainprovince.com**



*Mountain Province*
DIAMONDS






## CORPORATE INFORMATION

**HEAD OFFICE**

**Mountain Province Diamonds Inc.**
161 Bay Street
Suite 2315, PO Box 216
Toronto, Ontario
M5J 2S1

T: 416-361-3562
F: 416-603-8565

**INVESTOR RELATIONS**

**Patrick Evans**
*President and CEO*

T: 416-361-3562
F: 416-603-8565
E: info@mountainprovince.com
www.mountainprovince.com

**REGISTRAR & TRANSFER AGENT**

**Computershare Investor Services**
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

T: 416-263-9200
F: 1-888-453-0330
E: service@computershare.com

**AUDITORS**

**KPMG LLP**
333 Bay Street, Suite 4600
Toronto, Ontario
M5H 2S5

**LEGAL COUNSEL**

**Fraser Milner Casgrain LLP**
77 King Street West
Suite 400, P.O. Box 42
Toronto Dominion Centre
Toronto, Ontario
M5K OA1

**OFFICERS AND DIRECTORS**

**Jonathan Comerford, MBA**
*Chairman*

**Patrick Evans**
*President, CEO and Director*

**Jennifer Dawson**
*CFO and Corporate Secretary*

**D.H.W. Dobson, CA**
*Director*

**Elizabeth Kirkwood**
*Director*

**Peeyush Varshney, LL.B**
*Director*

**Carl G. Verley, B.Sc., P.Geo.**
*Director*

**David Whittle, CA**
*Director*

**www.mountainprovince.com**

# *Mining for Good*



# *Mountain Province*
# DIAMONDS







